82-4721


ОАО
ЮЖНАЯ
ТЕЛЕКОММУНИКАЦИОННАЯ
КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"


02060742

Россия,350000,г.Краснодар,ул.Карасунская,66
тел. (8612) 53-20-56
телетайп211407 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________

БИК ____________
Кор. счет ____________
ИНН 2308025192
ОКОНХ 52300,ОКПО 01151037

от 16.12.02 № 23/8-429

на № ________ от ____________

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA


SEC MAIL
DEC 18 2002
WASH, D.C.
SUPPL

Gentlemen:

To maintain the effect of the exemption, granted for PJSC "Southern Telecommunications Company" by the US Securities and Exchange Commission pursuant to Rule 12g3-2(b), we are filing the following statements:

1. Quarterly report of the securities' Issuer for the third quarter of the year 2002.
2. Notice on the Extraordinary General Shareholders' Meeting of "UTK" JSC to be held on 21 January, 2003.
3. Material facts affecting the Issuer's economic and financial activity (9 facts).

Yours faithfully,

A. Litvinov,
Deputy General Director

1/24

Information on the material fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: *66,Karasunskaya St., Krasnodar, 350 000*
The issuer's code: *00062-A*

Date of the fact (event, action): *18.11.2002*
Code of the fact (event, action): *1300062A18112002*

"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 18 November 2002 the following resolutions were adopted (Protocol № 16 of 18.11.2002):

1. *To call a General Shareholders' Meeting (Extraordinary) of "Southern Telecommunications Company" PJSC in the form of shareholders' joint presence.*
2. *To determine its:*
- *date: 21 January 2003*
- *venue: 44, Krasnaya Str., Krasnodar, Krasnodar Territory*
- *time: 11:00, Moscow time, 21 January 2003*
- *starting time of shareholders' registration: 9:00 Moscow time, 21 January 2003.*
3. *To determine 21 November 2002 as the record date for "UTK" PJSC's shareholders entitled to participate in the General Shareholders' Meeting (extraordinary).*
4. *To determine Postal address for sending:*

proposals on candidates to the Board of Directors and the Company's Auditing Commission: 66, Karasunskaya Str., Krasnodar, 350 000;
filled voting papers: mail box 45, 15a Kalanchevskaya St., Moscow, 107078

5. *To approve the following agenda for the General Shareholders' Meeting(extraordinary):*
   1) *Early termination of powers of General Director, appointment of the Company's General Director and determination of his term of office.*
   2) *Early termination of powers of "UTK" PJSC Board of Directors' members and election of "UTK" PJSC Board of Directors' members.*
   3) *Early termination of powers of "UTK" PJSC Auditing Commission's members and election of "UTK" PJSC Auditing Commission's members.*
   4) *Approval of a new edition of the Company's Charter.*
   5) *Approval of a new edition of Regulations on the procedure for conducting a General Shareholders' Meeting.*
   6) *Approval of a new edition of the Statute of the Company's Board of Directors.*
   7) *Approval of a new edition of the Statute of the Company's Administrative Board.*
   8) *Determination of the size of remuneration to be paid to the members of the Company's Board of Directors.*

6. *To determine the following information and materials to be provided to the shareholders entitled to participate in the General Shareholders' Meeting (extraordinary) prior to conducting the General Shareholders' Meeting:*

1) *Information on candidates nominated for the post of the Company's General Director;*
2) *Information on candidates for "UTK" PJSC Board of Directors;*
3) *Information on candidates for "UTK" PJSC Auditing Commission;*

The translation is correct

4) *The candidates' express written consent to run for the Company's governing and supervising bodies.*

5) *Draft of a new version of "UTK" PJSC Charter;*

6) *Draft of a new version of "UTK" PJSC Statute on procedure of conducting a General Shareholders' Meeting;*

7) *Draft of a new version of "UTK" PJSC Statute on the Board of Directors;*

8) *Draft of a new version of "UTK" PJSC Statute on the Administrative Board;*

9) *Draft resolutions of the General Shareholders' Meeting (extraordinary).*

"UTK" PJSC shareholders entitled to participate in the General Shareholders' Meeting (extraordinary) can familiarize themselves with materials prepared for the General Meeting of Shareholders from 31 December 2002 at "UTK" PJSC's offices located at 66, Karasunskaya Street, Krasnodar, 350 000, on the web-site http://www.stcompany.ru or at the Company's subsidiaries:

- *"Electrosvyaz of Adygeia Republic": 22a, Zhukovskogo Str., Maykop, Adygeia Republic, phone: (87722) 2-17-83;*
- *"Svyazinform", Astrakhan Region: 7/8, Teatraljny per.,Astrakhan, phone: (8512) 22-18-30;*
- *"Volgogradelectrosvyaz": 9, Mira Str., Volgograd, phone: (8442) 33-64-01;*
- *"KabBalktelecom": 14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, phone: (86622) 2-21-02;*
- *"Electrosvyaz"of Kalmykia Republic": 255, Lenin Str., Elista, Kalmykia Republic, phone: (84722) 6-12-80;*
- *"Kubanelectrosvyaz": 294, Golovatogo Str., Krasnodar, phone: (8612) 53-19-69;*
- *"Karachaevo-Cherkesskelectrosvyaz": 17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, phone: (87822) 5-43-88;*
- *"Rostovelectrosvyaz": 47, Bratski per., Rostov-on-Don, phone: (8632) 44-22-01;*
- *"Sevosetinelectrosvyaz": 8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, phone: (8672) 53-44-21;*
- *"Electrosvyaz " of Stavropol Territory": 10/12, Oktyabrskoi Revolutsii pr., Stavropol,phone: (8652) 35-11-12;*
- *"Kubantaksofon": 12, Klubnaya Str., Krasnodar, (8612) 54-28-10;*
- *Center of New Technologies: 59, Krasnaya Str., Krasnodar, (8612) 62-05-53;*
- *Training & Commercial Center for Telecommunications and Informatics: 1, Industrialnaya St., Krasnodar, phone: (8612) 68-96-19.*

7. *To determine the following order of informing the shareholders about the General Shareholders' Meeting (extraordinary): notice of the General Shareholders' Meeting (extraordinary) should be published in the newspaper "Rossiyskaya Gazeta" and mailed to each shareholder by a registered letter no later than on 01 December 2002.*
   To approve the text of the Notice of the Extraordinary General Shareholders' Meeting.

7 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.
The resolutions were approved by a solid vote.

Deputy General Director *A.A. Litvinov*

Information on the material fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: *66,Karasunskaya St., Krasnodar, 350 000*
The issuer's code: *00062-A*

Date of the fact (event, action): *18.11.2002*
Code of the fact (event, action): *1500062A18112002*

About the date of making a list of shareholders entitled to take part in the General Shareholders' Meeting (Extraordinary).
The date, when the Board of Directors adopted the resolution on the date of making a list of shareholders is 18 November 2002 (Protocol № 16 of 18.11.2002).
The date of making a list of shareholders (record day) is 21 November 2002.
Date of the General Shareholders' Meeting (extraordinary) is 21 January 2003.

Deputy General Director *A.A. Litvinov*

Information on the material fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: *66,Karasunskaya St., Krasnodar, 350 000*
The issuer's code: *00062-A*

Date of the fact (event, action): *31 October 2002*
Code of the fact (event, action): *1000062A31102002*

Full registered names, locations and postal addresses of the reorganized juridical persons:

Principal juridical person:
Full registered name: Public Joint-Stock Company "Southern Telecommunications Company"
Location: 66,Karasunskaya St., Krasnodar, 350 000
Postal address: 66,Karasunskaya St., Krasnodar, 350 000

Merged juridical persons:
Full registered name: Open Joint Stock Company "Svyazinform", Astrakhan Region
Location: 7/8, Teatraljny per., Astrakhan, 414 000
Postal address: 7/8, Teatraljny per., Astrakhan, 414 000

Full registered name: Volgograd Open Joint Stock Company "Electrosvyaz"
Location: 9, Mira Str., Volgograd, 400 131
Postal address: 9, Mira Str., Volgograd, 400 131

Full registered name: Open Joint Stock Company "Kabardino-Balkarskie telekommunikatsii"
Location: 14, Shogentsukova Str., Nalchik
Postal address: 14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360 051

Full registered name: Open Joint Stock Company "Elektricheskaya svyaz", Kalmykia Republic
Location: 255, Lenin Str., Elista, Kalmykia Republic
Postal address: 255, Lenin Str., Elista, Kalmykia Republic, 358 000

Full registered name: Open Joint Stock Company "Karachaevo-Cherkesskelectrosvyaz", Kalmykia Republic
Location: 17, Soyuzny per., Cherkessk, Karachaevo-Cherkessian Republic, 369 000
Postal address: 17, Soyuzny per., Cherkessk, Karachaevo-Cherkessian Republic, 369 000

Full registered name: Open Joint Stock Company "Electrosvyaz", Rostov Region
Location: 47, Bratski per., Rostov-on-Don, 344 082
Postal address: 47, Bratski per., Rostov-on-Don, 344 082

Full registered name: Open Joint Stock Company "Sevosetinelectrosvyaz"
Location: 8a, Butyrina Str., Vladikavkaz, Severnaya Osetia Republic – Alania, 362 040
Postal address: 8a, Butyrina Str., Vladikavkaz, Severnaya Osetia Republic – Alania, 362 040

Full registered name: Open Joint Stock Company "Electrosvyaz", Stavropol Territory

Location: 10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355 035,
Postal address: 10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355 035

Full registered name: Open Joint Stock Company "Electrosvyaz of Adygeia Republic"
Location: 22a, Zhukovskogo Str., Maykop, Adygeia Republic, 352 700
Postal address: 22a, Zhukovskogo Str., Maykop, Adygeia Republic, 352 700

Way of reorganization:
Merger of merged juridical persons into principal juridical person in accordance with Article 17 of Federal Law of the Russian Federation "On Joint-Stock Companies".

Authorized body that adopted the resolution being grounds for reorganization, date of such resolution:
On 31 October 2002 Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation made an entry in the Common state register of juridical persons on reorganization of Public Joint Stock Company "Southern Telecommunications Company" through merger of Open Joint-Stock Company "Svyazinform" of Astrakhan Region, Volgograd Open Joint-Stock Company "Electrosvyaz", Open Joint-Stock Company "Kabardino-Balkarskie telekommunikatsii", Open Joint-Stock Company "Elektricheskaya svyaz" of Kalmykia Republic, Open Joint-Stock Company "Karachaevo-Cherkesskelectrosvyaz", Open Joint-Stock Company "Electrosvyaz" of Rostov Region, Open Joint-Stock Company "Sevosetinelectrosvyaz", Open Joint-Stock Company "Electrosvyaz" of Stavropol Territory, Open Joint-Stock Company "Electrosvyaz of Adygeia Republic" into it. "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 003062351 series 23 of 31 October, 2002 was issued for "Southern Telecommunications Company" PJSC.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, Kirovski regional inspection of Astrakhan made an entry in the Common state register of juridical persons on cessation of activities of "Svyazinform"PJSC of Astrakhan Region resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 000610657 series 30 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, Central regional inspection of Volgograd made an entry in the Common state register of juridical persons on cessation of activities of "Volgogradelectrosvyaz"PJSC resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 000785956 series 34 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, regional inspection of Nalchik, Kabardino-Balkarian Republic, made an entry in the Common state register of juridical persons on cessation of

activities of "KabBalktelecom"PJSC resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 00671764 series 074 of 31 October, 2002.was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, regional inspection of Elista, Kalmykia Republic, made an entry in the Common state register of juridical persons on cessation of activities of "Electrosvyaz " PJSC of Kalmykia Republic resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 000157382 series 08 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, regional inspection of Cherkessk, Karachaevo-Cherkessian Republic, made an entry in the Common state register of juridical persons on cessation of activities of "Karachaevo-Cherkesskelectrosvyaz" PJSC resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 000200951 series 09 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, Leninskaya regional inspection of Rostov-on-Don made an entry in the Common state register of juridical persons on cessation of activities of "Rostovelectrosvyaz"PJSC resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 00627186 series 61 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, Iristonski regional inspection of Vladikavkaz, Severnaya Osetia Republic - Alania, made an entry in the Common state register of juridical persons on cessation of activities of "Sevosetinelectrosvyaz"PJSC resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 000267225 series 15 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, Promyshlennaya regional inspection of Stavropol, Kabardino-Balkarian Republic, made an entry in the Common state register of juridical persons on cessation of activities of "Electrosvyaz " PJSC of Stavropol Territory resulting from its reorganization through merger into "Southern Telecommunications Company"

PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 000722051 series 26 of 31 October, 2002 was issued.

On 31 October 2002 in accordance with resolution of Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation on registration of amendments introduced into constitutive documents of "Southern Telecommunications Company" PJSC, regional inspection № 1 of Adygeia Republic, made an entry in the Common state register of juridical persons on cessation of activities of "Electrosvyaz of Adygeia Republic"PJSC resulting from its reorganization through merger into "Southern Telecommunications Company" PJSC. Thereupon, "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 000336954 series 01 of 31 October, 2002 was issued.

Way and procedure of placement of "Southern Telecommunications Company" PJSC's shares of new issuances in connection with reorganization:
Shares of new issuances of "Southern Telecommunications Company" PJSC registered by the Decree № 1012/r of the Federal Commission on Securities of the Russian Federation on August 15, 2002 were placed by exchange of outstanding shares of Open Joint-Stock Company "Svyazinform", Astrakhan Region, Open Joint-Stock Company "Volgogradelectrosvyaz", Open Joint-Stock Company "KabBalktelecom", Open Joint-Stock Company "Electrosvyaz"of Kalmykia Republic", Open Joint-Stock Company "Karachaevo-Cherkesskelectrosvyaz", Open Joint-Stock Company "Rostovelectrosvyaz", Open Joint-Stock Company "Sevosetinelectrosvyaz", Open Joint-Stock Company "Electrosvyaz " of Stavropol Territory", Open Joint-Stock Company "Electrosvyaz of Adygeia Republic" for them on October 31, 2002. In connection with the exchange shares of merged juridical persons were cancelled.

Date of reorganization:
October 31, 2002 is the date of making entries in the Common state register of juridical persons on reorganization of Public Joint Stock Company "Southern Telecommunications Company" through merger and on cessation of activities of the merged juridical persons.

Deputy General Director *A.A. Litvinov*

Information on the material fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: *66,Karasunskaya St., Krasnodar*
The issuer's code: *00062-A*

Date of the fact (event, action): *31.10.2002*
Code of the fact (event, action): *0200062A31102002*

Apaljko Alexander Valentinovich – member of "UTK" PJSC Administrative Board.
Share in "UTK" PJSC's legal capital constituted 0.05% before the change and 0.01945% after the change.
Date of the change – 31 October, 2002

Gorbachev Vladimir Lukich - member of "UTK" PJSC Board of Directors and Administrative Board.
Share in "UTK" PJSC's legal capital constituted 0.23% before the change and 0.08914% after the change.
Date of the change – 31 October, 2002

Ignatenko Ivan Fyodorovich– member of the Administrative Board of "UTK" PJSC
Share in "UTK" PJSC's legal capital constituted 0.09% before the change and 0.03461% after the change.
Date of the change: 31 October, 2002

Ignatenko Nina Igorevna – member of the Administrative Board of "UTK" PJSC
Share in "UTK" PJSC's legal capital constituted 0.0007% before the change and 0.00028% after the change.
Date of the change: 31 October, 2002

Kruzhkov Victor Alexandrovich – member of the Administrative Board of "UTK" PJSC
Share in "UTK" PJSC's legal capital constituted 0.22% before the change and 0.08444% after the change.
Date of the change: 31 October, 2002

Laskavy Leonid Leontyevich – member of the Administrative Board of "UTK" PJSC
Share in "UTK" PJSC's legal capital constituted 0.15% before the change and 0.05917% after the change.
Date of the change: 31 October, 2002

Shipulin Alexander Petrovich – member of the Administrative Board of "UTK" PJSC
Share in "UTK" PJSC's legal capital constituted 0.09% before the change and 0.0357% after the change.
Date of the change: 31 October, 2002

Deputy General Director *A.A. Litvinov*

Information on the material fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66,Karasunskaya St., Krasnodar, 350 000***
The issuer's code: ***00062-A***

Date of the fact (event, action): ***31.10.2002***
Code of the fact (event, action): ***0300062A31102002***

Shareholder: Closed Joint-Stock Company "Depositary and Clearing Company" - nominal holder
Location: 14/12, Staraya Basmannaya St., building 4, Moscow, 103064
Postal address: 14/12, Staraya Basmannaya St., building 4, Moscow, 103064

Share in the legal capital before change: 15.96%
Share in the legal capital after change: 12.14%
Date of change: 31 October 2002

Shareholder: Commercial bank "J.P. Morgan Bank International"Ltd. - nominal holder
Location: 2, Paveletskaya ploshchad, building 1, Moscow, 113054
Postal address: 2, Paveletskaya ploshchad, building 1, Moscow, 113054

Share in the legal capital before change: 5.93%
Share in the legal capital after change: 3.54%
Date of change: 31 October 2002

Deputy General Director ***A.A.Litvinov***

Information on the material fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: *66,Karasunskaya St., Krasnodar, 350 000*
The issuer's code: *00062-A*

Date of the fact (event, action): *31.10.2002*
Code of the fact (event, action): *0500062A31102002*

Shareholder: Closed Joint-Stock Company "Depositary and Clearing Company" - nominal holder
Location: 14/12, Staraya Basmannaya St., building 4, Moscow, 103064
Postal address: 14/12, Staraya Basmannaya St., building 4, Moscow, 103064

Share of votes in the Company's supreme governing body before change: 15.69%
Share of votes in the Company's supreme governing body before change: 11.02%
Date of change: 31 October 2002

Shareholder: ING Bank (Euroasia) ZAO (Closed Joint-Stock Company)" – nominal holder
Location: 31, Krasnaya Presnya St., Moscow, 123022
Postal address: 31, Krasnaya Presnya St., Moscow, 123022

Share of votes in the Company's supreme governing body before change: 11.16%
Share of votes in the Company's supreme governing body before change: 9.47%
Date of change: 31 October 2002

Deputy General Director *A.A.Litvinov*

Information on the material fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: *66,Karasunskaya St., Krasnodar, 350 000*
The issuer's code: ***00062-A***

Date of the fact (event, action): ***10.10.2002***
Code of the fact (event, action): ***0900062A10102002***

Profit before taxation for the third quarter of 2002: - 156 687 thousand rubles
Profit before taxation for the second quarter of 2002: - 79 570 thousand rubles
Absolute profit growth constituted 77 117 thousand rubles or 96.9%
Profit growth in the third quarter as compared to the second quarter is caused by increase of long-distance and international traffic.

Deputy General Director *A.A. Litvinov*

Chief Accountant *S.G. Fefilova*

Information on the material fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66,Karasunskaya St., Krasnodar, 350 000***
The issuer's code: ***00062-A***

Date of the fact (event, action): ***10.10.2002***
Code of the fact (event, action): ***0800062A10102002***

Assets value as at 1 October 2002: - 5 270 194 thousand rubles
Assets value as at 1 July 2002: - 4 763 627 thousand rubles
Absolute assets growth constituted 506 567 thousand rubles or 10.6%
Assets growth is caused by increase of the volume of capital investments in the third quarter of 2002.

Deputy General Director — *A.A. Litvinov*

Chief Accountant — *S.G. Fefilova*

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar

Information on the material fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the fact (event, action): 19.07.2002
Code of the fact (event, action): 0300062A19072002
Shareholder: "ING Bank (Euroasia) ZAO (Closed Joint-Stock Company)" – nominal holder
Location: 31, Krasnaya Presnya St., Moscow, 123022
Postal address: 31, Krasnaya Presnya St., Moscow, 123022
Share in the legal capital before change: 8.9313%
Share in the legal capital after change: 10.1236%
Date of change: 19 July 2002

Deputy General Director A.A.Litvinov

Public Joint-Stock Company
"Southern Telecommunications Company"
Location: 66, Karasunskaya St., Krasnodar, 350 000

Dear shareholder!

The shareholders of "Southern Telecommunications Company" PJSC are hereby informed that Extraordinary General Shareholders' Meeting of "UTK" PJSC shareholders will be held on 21 January, 2003 at 11:00 a.m. Moscow time.
Venue : 44, Krasnaya Street, Krasnodar
Form: in praesentia (joint personal presence)

Registration of shareholders will be held on 21 January 2003 from 9:00 a.m. Moscow time at the address: 44, Krasnaya Street, Krasnodar.

Register of "UTK" PJSC shareholders is kept by "Registrator-Svyaz" CJSC, location of the Registrar: 15A, Kalanchevskaya Str., Moscow, 107078, phone/fax: (8095) 975-36-05, e-mail: regsw@asvt.ru

List of shareholders entitled to participate in the Extraordinary General Shareholders' Meeting is made on basis of records in the shareholders' register as of 21 November, 2002.

Agenda of the Extraordinary General Shareholders' Meeting:

1. Early termination of powers of General Director, appointment of the Company's General Director and determination of his term of office.
2. Early termination of powers of "UTK" PJSC Board of Directors' members and election of "UTK" PJSC Board of Directors' members.
3. Early termination of powers of "UTK" PJSC Auditing Commission's members and election of "UTK" PJSC Auditing Commission's members.
4. Approval of a new edition of the Company's Charter.
5. Approval of a new edition of Regulations on the procedure for conducting a General Shareholders' Meeting.
6. Approval of a new edition of the Statute of the Company's Board of Directors.
7. Approval of a new edition of the Statute of the Company's Administrative Board.
8. Determination of the size of remuneration to be paid to the members of the Company's Board of Directors.

Shareholders – holders of the Company's ordinary shares are entitled to vote on all the items of the agenda of the Extraordinary General Shareholders' Meeting.

Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to nominate candidates to the Board of Directors not exceeding 11 persons in number and candidates to the Company's Auditing Commission not exceeding 5 persons in number. Such proposals should be submitted to the Company on 21 December 2002 at the latest. When nominating candidates to the Board of Directors and Auditing Commission the following information should be enclosed: consent of the nominated candidate in written form, information on the candidate (name, surname, position, place of employment) to be provided to "UTK" PJSC shareholders entitled to participate in General Shareholders' Meeting prior to the Meeting, name of a shareholder/shareholders, who nominated the candidate, with information on number and category of shares owned by him/them.

Shareholders can familiarize themselves with materials on agenda items prepared for the Extraordinary General Shareholders' Meeting from 31 December 2002 at the address:

The translation is correct

66, Karasunskaya Str., Krasnodar, 350000, on the Company's web-site: http://www.stcompany.ru and at "UTK" PJSC subsidiaries' offices located at:

- "Electrosvyaz of Adygeya Republic": 22a, Zhukovskogo Str., Maykop, Adygeya Republic, phone: (87722) 2-17-83;
- "Svyazinform"of Astrakhan Region": 7/8, Teatraljny per.,Astrakhan, phone: (8512) 22-18-30;
- "Volgogradelectrosvyaz": 9, Mira Str., Volgograd, phone: (8442) 33-64-01;
- "KabBalktelecom": 14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, phone: (86622)2-21-02
- "Electrosvyaz"of Kalmykia Republic": 255, Lenin Str., Elista, Kalmykia Republic, phone: (84722) 6-12-80;
- "Kubanelectrosvyaz": 294, Golovatogo Str., (8612) 53-19-69;
- "Karachaevo-Cherkesskelectrosvyaz: 17, Soyuzny per., Cherkessk, Karachaevo-Cherkessian Republic, phone: (87822) 5-43-88
- Rostovelectrosvyaz": 47, Bratski per., Rostov-on-Don, phone: (8632) 44-22-01;
- "Sevosetinelectrosvyaz": 8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, phone: (8672) 53-44-21;
- "Electrosvyaz " of Stavropol Territory": 10/12, Oktyabrskoi Revolutsii pr., Stavropol,phone: (8652) 35-11-12;
- "Kubantaksofon": 12, Klubnaya Str., Krasnodar, (8612) 54-28-10;
- Center of New Technologies: 59, Krasnaya Str., Krasnodar, (8612) 62-05-53;
- Training & Commercial Center for Telecommunications and Informatics: 1, Industrialnaya St., Krasnodar, phone: (8612) 68-96-19.

A shareholder (his proxy) has the right to vote ahead of schedule by sending duly filled voting papers to the address: a/ya 45, 15a Kalanchevskaya Str., Moscow, 107078. Votes in the voting papers submitted not later than two days before the opening of the Extraordinary General Shareholders' Meeting (till 18 January 2003 inclusive) will be taken into account when determining the quorum and summing up voting results on the agenda items.

If voting is to be taken by proxy by means of submitting voting papers to the Company, the proxy should attach Power of Attorney or its duly attested copy or a document confirming the proxy's rights to act on behalf of a shareholder – juridical person without the Power of Attorney to the voting paper.

Shareholders taking part in the Extraordinary General Shareholders' Meeting in person should present identity cards and voting papers. Any shareholder entitled to participate in General Shareholders' Meeting may send his proxy to take part in the Meeting. Authority of a proxy of a shareholder – natural person should be confirmed by Power of Attorney attested notarially or executed in compliance with Civil Code of the Russian Federation. Authority of a proxy of a shareholder – juridical person should be confirmed by Power of Attorney attested by such shareholder or by the document confirming the proxy's rights to act on behalf of the shareholder – juridical person without Power of Attorney.

Contact phone numbers: (8612) 532-014, 530-207 Board of Directors

ADOPTED
By the Board of Directors of "UTK" PJSC
Minutes №14 of November 5, 2002
Chairman of theBoard of Directors
V.E.Belov____________
(signature)
Seal

QUARTERLY REPORT

OF THE EMISSIVE SECURITIES' ISSUER

for: III quarter of 2002

Public Joint-Stock Company "Southern Telecommunications Company"

Issuer's code: 00062-A

Location: 66, Karasunskaya St., Krasnodar
Postal address: 66, Karasunskaya St., Krasnodar, 350000

Information contained in this quarterly report shall be made public in accordance with legislation of the Russian Federation on securities

General Director V.L. Gorbachev____________________
(signature)

Chief Accountant S.G. Fefilova
____
(signature)
25.10.2002

Contact person : ***Andrey Alexandrovich Litvinov***
Deputy General Director
Phone: ***(8612) 53-47-75*** Fax: ***(8612) 53-19-69***
E-mail: ***litvinov@mail.stcompany.ru***



УТВЕРЖДЕН
Совет директоров ОАО "ЮТК"
Протокол №14 от 5.11.2002

Председатель Совета директоров Белов В.Е. ____________
(подпись)



М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: III квартал 2002 г

Открытое акционерное общество "Южная телекоммуникационная компания"

Код эмитента: 00062-А

Место нахождения: 350000, г. Краснодар, ул. Карасунская, 66
Почтовый адрес: 350000, г. Краснодар, ул. Карасунская, 66

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор В.Л. Горбачев ____________
(подпись)

Главный бухгалтер С.Г. Фефилова ____________
(подпись)

25.10.2002

(М.П.)

Контактное лицо: *Литвинов Андрей Александрович*
заместитель генерального директора
Тел.: *(8612) 53-47-75* Факс: *(8612) 53-19-69*
Адрес электронной почты: *litvinov@mail.stcompany.ru*

A. Description of the Issuer.

9. Issuer's full registered name:
Public Joint-Stock Company "Southern Telecommunications Company"

10. Abbreviated name:
OAO «ЮТК» (in Russian)
PJSC "UTK"

11. Changes in the Issuer's name and legal status.
Public Joint-Stock Company "Southern Telecommunications Company"
PJSC "UTK"
Took effect on: ***June 28,2001***

Public Joint-Stock Company "Kubanelectrosvyaz"
PJSC "Kubanelectrosvyaz"
Took effect on: ***June 6,1996***

Open-type Joint-Stock Company "Kubanelectrosvyaz"
OJSC "Kubanelectrosvyaz"
Took effect on: *May 20,1994*

Present-day name took effect on: ***June 28, 2001***

12. The Issuer's state registration and licenses.
Date of the Issuer's state registration: ***May 20,1994***
Number of the certificate of state registration: ***186-n***
Authority provided state registration: ***Krasnodar Registration Chamber***

Licenses:
Number: ***3035***
Date of issue: ***4.11.1996***
Valid till: ***1.10.2004***
Issued by: ***Ministry of Communication of the Russian Federation.***
Activities covered by the license: ***Rendering telecommunication services***

Number: ***15692***
Date of issue: ***8.09.2000***
Valid till: *8.09.2003*
Issued by: ***Ministry of Communication and Informatization of the Russian Federation.***
Activities covered by the license: ***Rendering paging services***

Number: ***17012***
Date of issue: ***25.01.2001***
Valid till:***25.01.2006***

Issued by: *Ministry of Communication and Informatization of the Russian Federation.*

Activities covered by the license: *Rendering mobile wireless communication services*

Number: *4031*
Date of issue: *19.11.1999*
Valid till:*19.11.2004*
Issued by: *Ministry for Press, Television and Radio Broadcasting and Mass Communication Media of the Russian Federation*
Activities covered by the license: *Radio broadcasting*

Number: *2959*
Date of issue: *2.02.1998*
Valid till:*2.02.2003*
Issued by: *Federal Television and Radio Broadcast Service*
Activities covered by the license: *Television and radio broadcasting in the territory of the Russian Federation*

Number: *3167*
Date of issue: *20.04.1998*
Valid till:*20.04.2003*
Issued by: *Federal Television and Radio Broadcast Service*
Activities covered by the license: *Television and radio broadcasting in the territory of the Russian Federation*

Number: *2169*
Date of issue: *28.06.2000*
Valid till:*28.06.2005*
Issued by: *Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation*
Activities covered by the license: *Publishing business*

Number: *GS-3-23-02-22-0-2308025192-001425-4*
Date of issue: *12.04.2002*
Valid till:*12.04.2007*
Issued by: *State Committee of the Russian Federation for Construction and Housing and Communal Services*
Activities covered by the license *Construction of buildings and facilities of the I or II levels of responsibility according to national standard*

Number: *GS-3-23-02-21-0-2308025192-001423-4*
Date of issue: *12.04.2002*
Valid till:*12.04.2007*
Issued by: *State Committee of the Russian Federation for Construction and Housing and Communal Services*
Activities covered by the license: *Design of buildings and facilities of the I or II levels of responsibility according to national standard*

Number: *9550*

Date of issue: *10.10.1997*
Valid till:*10.10.2002*
Issued by: ***State Committee of the Russian Federation for Communication and Informatisation.***
Activities covered by the license: ***Rendering audio programs' broadcast services***

13. Tax-payer identification number:
2308025192

14. The Issuer's sector of industry.
Codes OKONH:
52300

15. Location, postal address and contact phone numbers:
Location: ***66, Karasunskaya St., Krasnodar 350 000***
Mail address: ***66, Karasunskaya St., Krasnodar, 350000***
Tel: ***(8612) 53-20-56*** Fax: ***(8612) 53-19-69***
E-mail: securdep@mail.stcompany.ru

16. Issuer's auditor.
Name: ***Closed Joint Stock Company " Ernst and Young Vneshaudit"***
Location: ***Moscow, Russia***
INN: *7717025097*
Postal address: ***20/12 Podsosenski pereulok, Moscow 103 062***
Tel: ***(095) 917-33-06*** Fax: ***(095) 917-24-10***
E-mail :

Information about the auditor's license:
Number: ***004768***
Date of issue: ***13.03.2000***
Valid till: ***08.02.2003***
The license is issued by: ***Ministry of Finance of the Russian Federation***

17. Organizations keeping records of ownership rights for the Issuer's securities.
Registrar:
Name: ***Closed Joint-Stock Company "Registrator-Svyaz"***
Location: ***27, Presnenski Val, Moscow, 123557***
Mail address: ***15A, Kalanchevskaya Str., a/ya 45, Moscow, 107078***
Tel: ***(095) 975-36-05*** Fax: ***(095) 975-36-05***
E-mail : ***regsw@asvt.ru***

License:
Number: ***N-01147***
Date of issue: ***October 5, 1996***
Valid till: ***October 5,2005***
The license is issued by: ***Federal Commission on Securities' Market of the Russian Federation***
The Issuer's Register has been kept by the said Registrar since:

July 1, 2002

Centralized deposit of the issued securities did not take place in the reported quarter.

18. The Issuer's depositary.
No depositary

19. The Issuer's shareholders
Total shareholders' number: ***8 567***
Shareholders possessing at least 5% of the Issuer's Charter capital:

19.1. Name: ***Open Joint Stock Company "Investtsionnaya Kompania Svyazi"***
Location: ***55/2, Plushchikha St., Moscow , 119121***
Mail address: ***55/2, Plushchikha St., Moscow , 119121***
The Issuer's authorized capital share: ***38%***
Shareholders(participants) possessing at least than 25% of the charter capital of the Issuer's shareholder:

19.1.1 Name: ***Ministry of State Property of the Russian Federation***
Location: ***Moscow***
Mail address: ***9, Nikolski per., Moscow 103685***
The shareholder's charter capital share: ***50% + 1***

19.1.2 Name: ***Mustcsom Limited***
Location: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***
Mail address: ***9, Dmitrovski per., Moscow, 103 031***
The shareholder's charter capital share: ***25% + 1***

19.1.3 Name: ***Russian Fund of Federal Property***
Location: ***9, Leninski prospect, Moscow, 117 049***
Mail address: ***9, Leninski prospect, Moscow, 117 049***
The shareholder's charter capital share: ***25%***

19.2.Name: ***Closed Joint Stock Company "Depositary and Clearing Company"(nominal holder)***
Location: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Mail address: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
The Issuer's authorized capital share: ***15.96 % (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the Issuer's shareholder:

19.2.1 Name: ***Non-commercial partnership "Depositary and Clearing Company"***
Location: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Mail address: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Share in the legal capital of the Issuer's shareholder (participant): ***50.01%***

19.2.2 Name: ***Joint-Stock Commercial Bank "Rosbank"***
Location: ***11, Mashi Poryvaevoi St., Moscow, 107 078***
Mail address: ***11, Mashi Poryvaevoi St.,a/ya 208, Moscow, 107 078***

Share in the legal capital of the Issuer's shareholder (participant): ***28.26%***

19.3.Name: ***ING Bank (Euroasia) Closed Joint Stock Company (nominal holder)***
Location: ***31, Krasnaya Presnya Str., Moscow , 123022***
Mail address: ***31, Krasnaya Presnya Str., Moscow , 123022***
The Issuer's authorized capital share: ***10.79% (nominal shareholder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the Issuer's shareholder:
none

19.4Name: ***Closed Joint-Stock Company 'ABN Amro Bank A.O."***
Location: ***17/1, Bolshaya Nikitskaya Str., Moscow, 103 009***
Mail address: ***17/1, Bolshaya Nikitskaya Str., Moscow, 103 009***
The shareholder's charter capital share: ***6.78% (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the Issuer's shareholder: ***none***

19.5Name: ***KB "J.P. Morgan Bank International"(Limited)***
Location: ***2/1 Paveletskaya ploschad, Moscow***
Mail address: ***2/1 Paveletskaya ploschad, Moscow***
The shareholder's charter capital share: ***5.93% (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the Issuer's shareholder: ***none***

20.The Issuer's management structure.

Top governing body of the Issuer is a General Shareholders' Meeting.
Board of Directors is a collective governing body exercising general management of the Company's activity.
Board of Directors is elected annually by the General Shareholders' Meeting in number of 11 persons by cumulative voting.

The General Shareholders' Meeting can take a decision on early termination of the Board of Directors' powers. Such decision can be approved only regarding all members of the Company's Board of Directors simultaneously.

In case of early termination of the Board of Directors' powers, powers of new members of the Board of Directors are legal till the nearest Annual General Shareholders' Meeting .

Administrative Board is a collective executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.

Number of members, personal structure and term of office of the Administrative Board shall be approved by the Board of Directors' resolution by presentation of the General Director.

Board of Director can adopt a resolution on early termination of powers of the Administrative Board's members.

General Director is a personal executive power appointed by a General Shareholders' Meeting for a term of no more than five years. He exercises management of the Company's current activity and acts on behalf of the Company without Power of Attorney.

General Director can take decisions on the matters not referred by the present Charter to the exclusive competence of a General Shareholders' Meeting, Board of Directors and Administrative Board.
The General Director acts as a Chairman of the Company's Administrative Board.
General Director shall chair a General Shareholders' Meeting if not decided otherwise by the Company's Board of Directors.

The General Shareholders' Meeting's terms of reference according to the Company's Charter (constitutive documents) cover:
1)making amendments and supplements to the Company's Charter and approving the Charter's new edition (except the cases falling under the Federal Law "On Joint Stock Companies"), decisions on matters that must be voted in favor of them by ¾ of voting shareholders present at the General Shareholders' Meeting);
2) the Company's reorganization that must be voted in favor of it by ¾ of voting shareholders present at the General Shareholders' Meeting;
3)the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final) that must be voted in favor of them by ¾ of voting shareholders present at the General Shareholders' Meeting;
4) election of the Board of Directors' members by a cumulative voting;
5) early termination of powers of the Board of Director's members that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;
6) Appointing the individual executive power (General Director) and early termination of his powers that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;
7)determining amount, nominal value, category (type) of the Company's declared shares and rights given to their holders that must be voted in favor of them by 3/4 of voting shareholders present at the General Shareholders' Meeting;
8) increase of the Company's charter capital by increasing the shares' nominal value that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;
9) increase of the Company's charter capital by placement of additional shares by means of public subscription, in case the amount of additional shares constitutes more than 25% of the Company's ordinary shares that have already been placed, that must be voted in favor of it by at least 3/4 of voting shareholders present at the General Shareholders' Meeting;
10) increase of the Company's charter capital by placement of additional shares by means of close subscription, that must be voted in favor of it by at least 3/4 of voting shareholders present at the General Shareholders' Meeting;
11)reduction of the Company's charter capital by
decreasing the shares' nominal value;
canceling the placed shares bought by the Company in accordance with the resolution of its Board of Directors and not sold during a year since the moment of their acquisition;
purchasing the part of the Company's shares to reduce their total number;
canceling the shares redeemed by the Company;

that must be voted in favor of them by majority of voting shareholders present at the General Shareholders' Meeting;

12)election of the members of the Company's Auditing Commission and early termination of their terms of reference that must be voted in favor of them by majority of voting shareholders present at the General Shareholders' Meeting;

13)approving the Company's auditor, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;

14)approving the Company's annual reports, balance sheets, income and loss statements, allocation of profits and losses that must be voted in favor of them by majority of voting shareholders present at the General Shareholders' Meeting;

15)procedure for conducting a General Shareholders' Meeting, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;

16) split-up and consolidation of the Company's shares, that must be voted in favor of them by majority of voting shareholders present at the General Shareholders' Meeting;

17)making decision on conclusion of contracts, when there is a self-interest in such contracts, in accordance with Part XI of the Federal law "On Joint Stock Companies";

18)making decision on concluding large bargains dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value of which exceeds 50% of the balance sheet assets at the last reported date excluding the bargains to be concluded in the process of the Company's current activity or connected with the placement by subscription of the Company's ordinary shares and placement of the issued securities converted into the Company's ordinary shares, that must be voted in favor of them by at least 3/4 of voting shareholders present at the General Shareholders' Meeting;

19)participating in holdings, financial and industrial groups, associations and other commercial entities, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;

20) approving regulations dealing with functioning of the Company's organs, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;

21) placement of the Company's bonds and other emissive securities to be converted into shares if they are placed by means of close subscription or public subscription, in case the bonds (emissive securities)can be converted into the Company's ordinary shares constituting more than 25% of the Company's ordinary shares that have already been placed, that must be voted in favor of it by at least 3/4 of voting shareholders present at the General Shareholders' Meeting;

22)reimbursement of the expenses for preparing and conducting an Extraordinary Shareholders' Meeting by the Company in case the Board of Directors violated the current legislation of the Russian Federation and had not approved the resolution on calling an Extraordinary General Shareholders' Meeting and such Meeting was called by other persons. The resolution must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;

23) release of a person who alone or together with his affiliated persons bought over 30% the Company's placed ordinary shares from obligations to buy shares from other Company's shareholders, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting with the exception of votes possessed by this person or his affiliated persons;
24) delegation of the authority of the Company's individual executive power to the managing organization or the manager;
25) other matters specified by the Federal law "On Joint Stock Companies" and the present Charter.

General Shareholders' Meeting has the right to take decision on issues mentioned in paragraphs 2,8,9,10,16-20,24 only on suggestion of the Board of Directors. Other persons entitled by the current legislation of the Russian Federation to introduce suggestions into the agenda of an Annual or Extraordinary General Shareholders' Meeting cannot demand introduction of the mentioned issues into the Meeting's agenda.
General Shareholders' Meeting has no right to take decisions on matters outside its competence in accordance with the Federal Law "On Joint Stock Companies".
General Shareholders' Meeting has no right to approve resolutions on issues not included in the agenda or to make changes in the agenda.

Board of Directors' powers according to the Company's Charter cover:

1) *Determination of the priority directions of the Company's activity including approval of budgets, business-plans, the Company's strategies and development programs;*
2) *Calling Annual and Extraordinary General Shareholders' Meetings except for the cases mentioned in paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";*
3) *Approval of a General Shareholders' Meeting's agenda;*
4) *Setting record date for shareholders entitled to participate in a*

General Shareholders' Meeting and other questions referred to the competence of the Board of Directors according to Part VII of the Federal Law "On Joint-Stock Companies" and connected with preparing and conducting a General Shareholders' Meeting;

5) *Preliminary approval of the Company's annual report;*

6) increase of the Company's charter capital by placement of additional shares at the expense of the Company's property within the number of declared shares specified by the present Charter;
7) increase of the Company's charter capital by placement of additional shares by means of public subscription within the number of declared shares, if the amount of additional shares constitutes no more than 25% of the Company's ordinary shares that have already been placed;
8) placement of the Company's bonds and other emissive securities if they cannot be converted into the Company's shares under the terms of the placement;
9) placement of the Company's bonds and other emissive securities to be converted into shares if they are placed by means of public subscription, in case the bonds (emissive securities)can be converted into the Company's ordinary

shares constituting no more than 25% of the Company's ordinary shares that have already been placed;

10) determining property value, price of placement and redemption of the emissive securities in cases specified by the Federal Law "On Joint-Stock Companies";

11) approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' Issuer;

12) recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission and the amount payable to the Auditor for its services;

13) recommendations on size, form and time of dividend payments;

14) allocation of the Company's reserve and other funds;

15) approving the Company's internal regulations dealing with matters referred to the competence of the Company's Board of Directors with the exception of internal documents to be approved by a General Shareholders' Meeting or the Company's executive bodies according to the Company's Charter;

16) approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 1 – 25 % of the Company's balance sheet assets at the last reported date with the exception of the transactions made in the process of regular economic activity;

17) approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 25 – 50 % of the Company's balance sheet assets at the last reported date with the exception of the transactions made in the process of regular economic activity, the transactions connected with placement of the Company's ordinary shares by means of subscription (sale), and transactions connected with placement of the emissive securities converted into the Company's ordinary shares;

18) approving transaction when there is a self-interest in them in cases specified by the Part XI of the Federal Law "On Joint-Stock Companies";

19) acquisition of the Company's placed shares, bonds and other securities;

20) approving resolutions on the Company's participation (termination of participation, change of share holding) in other organizations by means of selling and buying the shares of other organizations;

21) approving resolutions on the agenda issues of General Shareholders' Meetings of the Company's branch establishments in which the Company is the sole participant;

22) determining the order of the Company's cooperation with organizations in which the Company is a shareholder;

23) approving the Company's registrar and terms of the agreement with it, cancellation of the agreement with the registrar;

24) electing (reelecting) the Board of Director's Chairman and the Vice-chairman;

25) appointing the Board of Directors' Secretary and determining size of his remuneration;

26) determining the number of the Administrative Board's members and their appointment, early termination of their powers;

27) *approving persons to be appointed Directors of a Subsidiary or representative office and their dismissal;*
28) *establishing the Company's new subsidiaries and representative offices and their liquidation, approving Statutes on subsidiaries and representative offices;*
29) *approving terms of contracts(agreements), concluded with the General Director, members of the Administrative Board, directors of subsidiaries and representative offices; examining cases when the decisions must be taken by the Board of Directors in accordance with these contracts (agreements);*
30) *prolongation of the Contract with the General Director within the term determined by this Charter;*
31) *prolongation of the Contracts with the members of the Administrative Board, directors of the subsidiaries and representative offices;*
32) *approving the Company's structure;*
33) *suspension of the General Director's powers and the powers of a managing organization (a manager);*
34) *appointment an acting(temporal) General Director;*
35) *other questions specified by the Federal Law "On joint-stock companies" and by this Charter.*

Matters falling into the exclusive competence of the Board of Directors, cannot be delegated for decision to any executive body of the Company.

Individual and collective executive organs' powers according to the Company's Charter cover:

1) *developing the Company's technical, financial, economic and tariff policy;*
2) *working out suggestions on the main directions of the Company's activities including draft budgets, business plans, strategies and development programs;*
3) *controlling the Company's economic and financial activity;*
4) *developing the Company's social and personnel policy;*
5) *preparing materials and draft resolutions on issues that must be considered by a General Shareholders' Meeting including suggestions on bargains to be approved by a General Shareholders' Meeting and the Board of Directors, the Company's participation in other organizations, etc.;*
6) *organizational and technical support of the Company's administrative and controlling bodies;*
7) *analysis of the results of the Company's structural units including separate ones and working out mandatory instructions on improvement of their activity;*
8) *approving internal document regulating the matters referred to the competence of the Company's Administrative Board excluding the documents to be approved by a General Shareholders' Meeting and the Board of Directors.*

Administrative Board can take decisions on other issues of the Company's current activities on the instructions of the Company's Board of Directors or by proposal of the General Director.

21.Members of the Issuer's Board of Directors (supervisory board) .

Board of Directors
Chairman: ***Vadim Yevguenjevich Belov***

Members of the Board of Directors:
Vadim Yevguenjevich Belov

Born: ***1958***

Posts held over the past 5 years:
Period: ***1997 – 1998***
Company: ***" MFK – Renaissance"***
Industry: ***Investments***
Post: ***Vice-chairman of the Administrative Board***

Period: ***1998 – 1999***
Company: ***"SPK Capital Limited "***
Industry: ***Investments***
Post: ***Managing director of the Moscow Agency***

Period: ***1999--present time***
Company: ***"Central Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Kirovelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1999-2002***
Company: ***"Volgogradelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1999-2002***
Company: ***"Electrosvyaz" PJSC, Stavropol Region***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1999-present time***
Company: ***"Uralsvyazinform" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1999 – present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***Telecommunications***
Post: ***Deputy General Director***

Period: *1999-2000*
Company: *"Electrosvyaz" PJSC, Primorski Region*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1999-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2000 – present time*
Company: *"Svyazinvest" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Period: *2000-present time*
Company: *"Rostelecom" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Rostov Region*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2001-2002*
Company: *"Sibirtelecom" PJSC*
Industry: *Telecommunications*
Post: *member of the Board of Directors*

Period: *2001-2002*
Company: *"Uraltelecom" PJSC, Sverdlovsk Region*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2001-2001*
Company: *"Electrosvyaz" PJSC, Novosibirsk Region*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"Svyaz-Bank" AKB*
Industry: *Banking*
Post: *Member of the Board of Directors*

Period: *2002-2002*
Company: *"Chelyabinsksvyazinform" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"North-Western Telecom" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"RTK-Invest" CJSC*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2002-present time*
Company: *"Central telegraph" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Share in the Issuer's legal capital: *none*
Share in the Issuer's branch establishments/subordinate companies: *none*

Remuneration paid in the quarter under review:
Salary (RUR): *0*
Bonus payments (RUR): *0*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *0*

Igor Vilguelmovich Volkovyski
Born: *1945*

Posts held over the past 5 years:
Period: *1997 – 2000*
Company: *Armed Forces of Russia*
Industry: *Military service*
Post: *1st Deputy Commander-in-Chief of Army No 41 – head of the Army headquarters*

Period: *2001 –present time*
Company: *Staff of the Presidential Plenipotentiary for the Southern Federal District*
Industry: *Administration*
Post: *Head of the Administrative Department*

Period: *2002 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*

Post: ***member of the Board of Directors***

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***0***

Vladimir Lukich Gorbachev
Born: ***1950***

Posts held over the past 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***General Director***

Period: ***1996-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1996-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Administrative Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1997-2002***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***Association of telecom operators of the Northern Caucasus***
Industry: ***Telecommunications***

Post: *President*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" Public Joint Stock Company*
Industry: *Telecommunications*
Post: *General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" Public Joint Stock Company*
Industry: *Telecommunications*
Post: *Chairman of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" Public Joint Stock Company*
Industry: *Telecommunications*
Post: *Vice-Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz of Adygueya Republic" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Rostovelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Sevosetinelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Volgogradelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Kabardino-Balkarskie Telecommunications" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001-2002*
Company: *"Health-care complex "Orbita"CJSC*
Industry: *health and resort services*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Stavropol Territory*
Industry: *Telecommunications*

Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communication***
Post: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***0,23 %***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***265 202.63***
Bonus payments (RUR): ***115 265.05***
Commission (RUR): ***0***
Other allowances (RUR): ***752 815.6***
Total (RUR): ***1 133 283.28***

Vitaly Mikhailovich Yevdokimenko
Born: ***1949***

Posts held over the past 5 years:
Period: ***2000 –present time***
Company: ***Government of the Krasnodar Territory***
Industry: ***administrative***
Post: ***General Director of Transport and Telecommunications Department***

Period: ***2001 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***0***

Elena Viktorovna Zabuzova
Born: ***1950***

Posts held over the past 5 years:

Period: *1998 –2001*
Company: *"United Energy Systems of Russia" JSC*
Industry: *production, transmission and distribution of heat and electric energy*
Post: *Deputy Director of the Treasury board*

Period: *2001 –present time*
Company: *"Svyazinvest"PJSC*
Industry: *Telecommunications*
Post: *Deputy Director - head of the unit in the Department for Economic and Tariff Policy*

Period: *2002 –present time*
Company: *"Rostovelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *"Smolensksvyazinform" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Share in the Issuer's authorized capital: *none*
Share in the Issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *0*
Bonus payments (RUR): *0*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *0*

Anton Igorevich Osipchuk
Born: *1967*

Posts held over the past 5 years:
Period: *1997 –2000*
Company: *"Telecominvest" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director on Economics and Finances*

Period: *2000 –present time*
Company: *"Svyazinvest" PJSC*
Industry: *Telecommunications*
Post: *First Deputy General Director*

Period: *2001 –present time*
Company: *"Rostelecom" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Uralsvyazinform" PJSC*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2001 –2002*
Company: *"Svyazinform" PJSC, Nizhegorodskaya Region*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2001 –present time*
Company: *"Svyazinform" PJSC, Samara Region*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2001 –2001*
Company: *"PTS" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"MGTS" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"North-Western Telecom" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Mobitel" CJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"North-Western Telecombank" CJSC*
Industry: *Banking*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"RTComm.RU" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Svyazinvest" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Period: *2002 –present time*
Company: *"Svyaz-Bank" AKB*
Industry: *Banking*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *Non-commercial partnership "Research center on telecommunication problems"*
Industry: *Investigations*
Post: *Chairman of the Board of Partnership*

Period: *2002 –present time*
Company: *"VolgaTelecom" PJSC*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): *0*
Bonus payments (RUR): *0*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *0*

Georgy Alekseevich Romski
Born: *1956*

Posts held over the past 5 years:
Period: *1995 –2000*
Company: *"Saint-Petersburg Long-distance And International telephone" PJSC*
Industry: *Telecommunications*
Post: *Technical director*

Period: *2000 –present time*
Company: *"Svyazinvest" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director*

Period: *2000 –present time*
Company: *"Svyazinvest" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Period: *2001 –2002*
Company: *"Central Telegraph" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –2002*
Company: *"MGTS" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Electrosvyaz" PJSC, Kaliningrad Region*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Giprosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *2002 –present time*
Company: *"Globus-Telecom" CJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *"MobiTel" CJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *"Sibirtelecom" PJSC*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:

Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***0***

Irina Petrovna Ukhina
Born: ***1945***

Posts held during the last 5 years:
Period: ***1997–1999***
Company: ***"Svyazinvest" PJSC***
Industry: ***Telecommunications, investments***
Post: ***Deputy Chief of the Department of share portfolio management***

Period: ***1996–2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1998–2000***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1998–present time***
Company: ***"Yartelecom" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***1998–present time***
Company: ***"Svyaz" PJSC, Komi Republic***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***1998–present time***
Company: ***"Electrosvyaz of Adygueya Republic" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***1999–present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***Telecommunications, investments***
Post: ***Deputy Director of the Department of Corporate Management***

Period: ***2000–present time***
Company: ***"Murmanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: *2001 –present time*
Company: *"Cherepovetselectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period:*2001- present time*
Company: *"Bryansksvyazinform" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002- present time*
Company: *"Sevosetinelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"Electrosvyaz " PJSC, Vologda Region*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Share in the Issuer's legal capital: *none*
Share in the Issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *0*
Bonus payments (RUR): *0*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *0*

David Alexander Hern
Born: *1971*

Posts held over the past 5 years:
Period: *1998 – 2000*
Company: *Investment fund "Company UNIFUND"*
Industry: *Investments*
Post: *Manager*

Period: *2000 – present time*
Company: *Investment fund "Branswick Capital Management"*
Industry: *Investments*
Post: *Manager*

Period: *2000 – 2001*

Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *RAO "United Energy Systems of Russia"*
Industry: *Power engineering and electrification*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *"Torgovy dom "CUM" PJSC*
Industry: *Commerce*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *"CUM-Invest" PJSC*
Industry: *Commerce*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"Federalno-Setevaya Company" PJSC*
Industry: *Electroenergetics*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"Setevoy operator" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***0***

22. The Issuer's personal and collective governing organs and its officials.

Individual executive organ and members of the Issuer's collective executive organ:

Alexander Valentinovich Apalko
Born: *1947*

Posts held over the past 5 years:
Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1996 – 2001*
Company: *"Sochielectrosvyaz"*
Industry: *Telecommunications*
Post: *Director of the subsidiary, Deputy General Manager of "Kubanelectrosvyaz" JSC*

Period: *1997 –2002*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular communication*
Post: *Member of the Board of Directors*

Period: *1999 – 2000*
Company: *"Kubintersvyaz"CJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001- present time*
Company: *Public Joint-Stock Company "Southern Telecommunications Company"*
Industry: *Telecommunications*
Post: *Director of the subsidiary "Sochielectrosvyaz", Deputy General Director of "UTK"PJSC*

Period: *2001- 2002*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001- present time*
Company: *Public Joint-Stock Company "Southern Telecommunications Company"*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Share in the Issuer's legal capital: *0,05%*
Share in the Issuer's subsidiaries/subordinate companies: *none*

Remuneration paid in the quarter under review:
Salary (RUR): *88 043.48*
Bonus payments (RUR): *115 989.13*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *204 032.61*

Vladimir Lukich Gorbachev
Born: ***1950***

Posts held over the past 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***General Director***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors.***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Administrative Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1997-2002***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communication***
Post: ***Chairman of the Board of Directors***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***General Director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Administrative Board***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Vice-chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz of Adygueya Republic"PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Rostovelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Volgogradelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kabardino-Balkarskie Telecommunications" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***Association of telecom operators of the Northern Caucasus***
Industry: ***Telecommunications***
Post: ***President***

Period: ***2001-2002***
Company: ***"Health-care complex "Orbita"CJSC***
Industry: ***health and resort services***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Stavropol Territory***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communication***
Post: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***0,23 %***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***265 202.63***

Bonus payments (RUR): *115 265.05*
Commission (RUR): *0*
Other allowances (RUR): *752 815.6*
Total (RUR): *1 133 283.28*

Ivan Fyodorovich Ignatenko
Born: ***1945***

Posts held over the past 5 years:
Period: ***1994 – 1999***
Company: ***City Telephone Exchange , branch of "Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Director***

Period:***1999– 2001***
Company: ***Krasnodar City Telecommunication Center , "Kubanelectrosvyaz " PJSC***
Industry: ***Telecommunications***
Post: ***Director, Deputy General Director of "Kubanelectrosvyaz" JSC***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Deputy General Director – Director of Krasnodar City Telecommunications Center***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Administrative Board***

Period: ***1996-present time***
Company: ***"Kubintersvyaz" CJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communication***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Board of Directors***

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Period: *2002- present time*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular communication*
Post: *Member of the Board of Directors*

Share in the Issuer's legal capital: *0,09%*
Share in the Issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *112 500*
Bonus payments (RUR): *12 168.75*
Commission (RUR): *0*
Other allowances (RUR): *86 250*
Total (RUR): *210 918.75*

Nina Igorevna Ignatenko
Born: *1960*

Posts held over the past 5 years:
Period: *1997 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Head of Legal Department*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Head of Legal Department*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Period: *2001 – 2002*
Company: *"Health-care complex "Orbita" CJSC*
Industry: *resort and health services*
Post: *Member of the Board of Directors*

Share in the Issuer's legal capital: ***0,0007 %***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***46 946.25***
Bonus payments (RUR): ***4 617.38***
Commission (RUR): ***0***
Other allowances (RUR): ***90 089.97***
Total (RUR): ***141 653.6***

Alexey Olegovich Krayev
Born: ***1974***

Posts held over the past 5 years:
Period: ***1997 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***Head of Securities and Property Department***

Period: ***2001 –2001***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Head of Securities and Property Department***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Deputy General Director***

Period: ***2002-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Administrative Board***

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***146 996.69***
Bonus payments (RUR): ***21 861.85***
Commission (RUR): ***0***
Other allowances (RUR): ***87 900***
Total (RUR): ***256 758.54***

Victor Alexandrovich Kruzhkov
Born: ***1952***

Posts held over the past 5 years:
Period: ***1994 – 2001***

Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director for Construction and Investment Policy*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Period: *1996 – present time*
Company: *"Kubintersvyaz" CJSC*
Industry: *Telecommunications*
Post: *Chairman of the Board of Directors*

Period: *1999 – 2002*
Company: *"Avtocentre-Yug" CJSC*
Industry: *car sale and repair*
Post: *Member of the Board of Directors*

Period: *1999 – 2002*
Company: *"Armavir communication facilities plant" CJSC*
Industry: *cable production*
Post: *Chairman of the Board of Directors*

Period: *2001 – 2002*
Company: *"Health-care complex "Orbita" CJSC*
Industry: *resort and health services*
Post: *Member of the Board of Directors*

Period: *2001 – 2002*
Company: *"Center of material and technical maintenance" CJSC*
Industry: *Production*
Post: *Chairman of the Board of Directors*

Period: *2001 – 2002*
Company: *"Yugsvyazstroy" CJSC*
Industry: *Construction*
Post: *Chairman of the Board of Directors*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board.*

Period: *2001 – present time*
Company: *"Electrosvyaz" PJSC, Astrakhan Region*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002 – present time*

Company: *"Electrosvyaz of Adygeya Republic" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director*

Share in the Issuer's legal capital: *0,22 %*
Share in the Issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *178 382.36*
Bonus payments (RUR): *27 964.28*
Commission (RUR): *0*
Other allowances (RUR): *716 375.34*
Total (RUR): *922 721.98*

Leonid Leontyevich Laskavy
Born: *1938*

Posts held over the past 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *First Deputy General Director – Technical Director*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1996-1998*
Company: *"SFMT-Krasnodar" CJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1997-2002*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular Telecommunications*
Post: *Member of the Board of Directors*

Period: *1998-2001*

Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Kalmykia Republic*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *First Deputy General Director – Technical Director*

Share in the Issuer's legal capital: *0,15 %*
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): *194 757.69*
Bonus payments (RUR): *35 736*
Commission (RUR): *0*
Other allowances (RUR): *528 715.69*
Total (RUR): *759 209.38*

Andrey Alexandrovich Litvinov
Born: *1973*

Posts held over the past 5 years:
Period: *1997 – 2001*
Company: *"Rostovelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Economist, head of securities department*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Period: *2002-present time*

Company: *"Kabardino-Balkarskie telecomunikatsii" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"Svyazinform" PJSC, Astrakhan Region*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): *144 000*
Bonus payments (RUR): *15 200*
Commission (RUR): *0*
Other allowances (RUR): *57 900*
Total (RUR): *217 100*

Vladislav Andreevich Statuyev
Born: *1956*

Posts held over the past 5 years:
Period: *1997 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Head of Security Department*

Period: *2001 –2001*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Head of Security Department*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director*

Period: *2002-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): *144 000*
Bonus payments (RUR): *30 200*

Commission (RUR): ***0***
Other allowances (RUR): ***87 900***
Total (RUR): ***262 100***

Svetlana Gennadyevna Fefilova
Born: ***1970***

Posts held over the past 5 years:
Period: ***1996 – 2000***
Company: ***"Arttelecom" PJSC***
Industry: ***Telecommunications***
Post: ***senior programmer, senior accountant***

Period: ***2001 –2002***
Company: ***"Arttelecom" PJSC***
Industry: ***Telecommunications***
Post: ***Chief Accountant***

Period: ***2002 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Chief Accountant***

Period: ***2002-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Telecommunications***
Post: ***Member of the Administrative Board***

Share in the Issuer's legal capital: ***none***
Share in the Issuer's branch establishments/subordinate companies: ***none***

Remuneration paid in the quarter under review:
Salary (RUR): ***126 000***
Bonus payments (RUR): ***13 300***
Commission (RUR): ***0***
Other allowances (RUR): ***2 941 828***
Total (RUR): ***3 081 128***

Sergey Nikolaevich Kharchenko
Born: ***1969***

Posts held over the past 5 years:
Period: ***1997 –1999***
Company: ***Krasnodar GUES – subsidiary of "Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***
Post: ***acting chief engineer***

Period: ***1999-2001***
Company: ***Krasnodar GUES – subsidiary of "Kubanelectrosvyaz" PJSC***
Industry: ***Telecommunications***

Post: *1st Deputy Director – Technical Director*

Period: *2001 – 2001*
Company: *Krasnodar GUES – subsidiary of "Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *1st Deputy Director – Technical Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director*

Period: *2002-present time*
Company: *"Sevosetinelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Share in the Issuer's legal capital: *none*
Share in the Issuer's branch establishments/subordinate companies: *none*

Remuneration paid in the quarter under review:
Salary (RUR): *144 076.78*
Bonus payments (RUR): *26 283.65*
Commission (RUR): *0*
Other allowances (RUR): *87 900*
Total (RUR): *258 260.43*

Alexander Petrovich Shipulin
Born: *1953*

Posts held over the past 5 years:
Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Period: *1996-1998*
Company: *"SFMT-Krasnodar" CJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *1997 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*

Post: *Deputy General Director for External Economic Links, Marketing and Advertising*

Period: *1998-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Period: *2000-present time*
Company: *"Yuzhni Telecom Ltd."*
Industry: *Telecommunications*
Post: *Director*

Period: *2001-present time*
Company: *Association of the telecom operators of the Northern Caucasus.*
Industry: *Telecommunications*
Post: *Executive director*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Deputy General Director*

Period: *2001-present time*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular Telecommunications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Telecommunications*
Post: *Member of the Administrative Board*

Period: *2002-present time*
Company: *"Karachaevo-Cherkesskelectrosvyaz" PJSC*
Industry: *Telecommunications*
Post: *Member of the Board of Directors*

Share in the Issuer's legal capital: *0,09 %*
Share in the Issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *154 274.98*
Bonus payments (RUR): *17 150.71*
Commission (RUR): *0*
Other allowances (RUR): *353 977.58*
Total (RUR): *525 403.27*

The person , acting as the Issuer's personal executive organ: ***Gorbachev Vladimir Lukich***

23. Remuneration paid to the Board of Directors'(supervisory board) members and to other officials of the Issuer.

Sum total of remuneration paid to the persons, listed in items 21 and 22, over the period under review.
Salary (RUR): ***1 745 180.86***
Bonus payments (RUR): ***435 736.8***
Commission (RUR): ***0***
Other allowances (RUR): ***5 791 652.18***
Total (RUR): ***7 972 569.84***

See also items 21 and 22.

24. Information about the legal persons where the Issuer has stockholdings.

Legal persons where the Issuer 's share accounts for not less than 5 % of their authorized capital :

Name: ***"Armavirski zavod svyazi (Communication Facilities Plant)" Closed Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***
Postal address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Yugsvyazstroy" Close Joint Stock Company***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Postal address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Health-care complex "Orbita" Close Joint Stock Company***
Location: ***Olginka, Tuapse district, Krasnodar Region***
Postal address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Material and Technical Supplies Center" Close Joint Stock Company***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Postal address:***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Avtocenter-Yug " Close Joint-Stock Company***
Location: ***48, Myskhakskoye Avenue, Novorossiysk***
Postal address:***48, Myskhakskoye Avenue, Novorossiysk, 353 919***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"TeleRoss-Kubanelectrosvyaz " Close Joint-Stock Company***
Location: ***110/1, Ayvazovskogo Str.,Krasnodar***

Postal address: ***110/1, Ayvazovskogo Str.,Krasnodar***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: ***" Krasnodarbank " Commercial Joint-Stock Bank***
Location: ***Krasnodar***
Postal address: ***70, Karasunskaya St., Krasnodar 350 000***
The Issuer's share in the legal person's authorized capital: ***13,5 %***

25. Stockholding in the Issuer's Charter capital of all legal persons and their officials, where the Issuer's share accounts for more than 5% of the Charter capital:

25.1. Name: ***"Armavir Communication Facilities Plant" Close Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***
Postal address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.1.1. ***Vladimir Yaroslavovich Stasyuk***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.1.2. ***Vasili Grigoryevich Kusjkov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,13463%***

25.1.3. ***Mikhail Georgievich Baryshnikov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00006%***

25.1.4. ***Nikolay Nikolaevich Mikhaylichenko***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00004%***

25.1.5. ***Vitali Ivanovich Kondratyev***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,01755%***

25.2. Name: ***Close Joint-Stock Company "Health-care complex "Orbita"***
Location: ***Olginka, Tuapse District, Krasnodar Territory***
Postal address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.2.1. ***Lyudmila Borisovna Sotnikova***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,008%***

25.2.2. ***Zakhar Kevorkovich Avedisyan***

Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,23%***

25.2.3. ***Julia Yuryevna Lezhnina***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.2.4. ***Lyudmila Ivanovna Sidorova***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.2.5. ***Victor Saveljevich Chaban***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,0142%***

25.3. Name: ***Close Joint-Stock Company "Center of material and technical supplies"***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Postal address: ***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.3.1. ***Nikolay Vladimirovich Martynenko***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,0004%***

25.3.2. ***Vasili Dmitrievich Voronov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,0179%***

25.3.3. ***Mariya Ivanovna Golubykh***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.3.4. ***Alexander Borisovich Shilin***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00007%***

25.3.5. ***Alexander Georguievich Sokolchik***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,0036%***

25.4. Name: ***Close Joint-Stock Company "Yugsvyazstroy"***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Postal address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.4.1. ***Shchennikov Maxim Gennadyevich***
Function: ***Member of the Board of Directors***

Share in the Issuer's charter capital: *0%*

25.4.2. *Valeri Ivanovich Kurenoy*
Function: *Member of the Board of Directors*
Share in the Issuer's charter capital: *0%*

25.4.3. *Olga Vladimirovna Serbina*
Function: *Member of the Board of Directors*
Share in the Issuer's charter capital: *0,00007%*

25.4.4. *Nikolay Vasiljevich Sergienko*
Function: *Member of the Board of Directors*
Share in the Issuer's charter capital: *0,031%*

25.4.5. *Stanislav Leonidovich Novokovski*
Function: *Member of the Board of Directors*
Share in the Issuer's charter capital: *0,15%*

25.5. Name: *Close Joint-Stock Company "Avtocenter-Yug"*
Location: *48, Myskhakskoye Shosse, Novorossiysk*
Postal address: *48, Myskhakskoye Shosse, Novorossiysk, Krasnodar Region*
The Issuer's share in the legal person's authorized capital: *100 %*
This person's share in the Issuer's authorized capital: *none*
Officials:

25.5.1. *Sergey Victorovich Salomatin*
Function: *Member of the Board of Directors*
Share in the Issuer's charter capital: *0%*

25.5.2. *Eduard Semyonovich Ilyushin*
Function: *Member of the Board of Directors*
Share in the Issuer's charter capital: *0,1989%*

25.5.3. *Sergey Sergeevich Lychak*
Function: *Member of the Board of Directors*
Share in the Issuer's charter capital: *0 %*

25.5.4. *Valeri Mikhailovich Orlov*
Function: *Member of the Board of Directors*
Share in the Issuer's charter capital: *0,015%*

25.5.5. *Eduard Yakovlevich Groysman*
Function: *Member of the Board of Directors*
Share in the Issuer's charter capital: *0%*

25.6. Name: *Close Joint-Stock Company "TeleRossKubanelectrosvyaza"*
Location: *110/1,Aivazovskogo St., Krasnodar*
Postal address: *110/1,Aivazovskogo St., Krasnodar, 350 040*
The Issuer's share in the legal person's authorized capital: *50 %*
This person's share in the Issuer's authorized capital: *none*
Officials:

25.6.1. *Vladimir Lukich Gorbachev*
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,23%***

25.6.2. ***Ivan Fyodorovich Ignatenko***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,09%***

25.6.3. ***Alexander Petrovich Shipulin***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,09%***

25.6.4. ***Alexander Georgievich Kudryavtsev***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.6.5. ***Daniel Horemans***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.7. Name: ***Joint-Stock Commercial Bank "Krasnodarbank"***
Location: ***70, Karasunskaya St., Krasnodar***
Postal address: ***70, Karasunskaya St., Krasnodar***
The Issuer's share in the legal person's legal capital: ***13,5 %***
This person's share in the Issuer's legal capital: ***none***
Officials:
25.7.1. ***Alexander Vasiljevich Pugachev***
Function: ***Individual executive organ***
Share in the Issuer's charter capital: ***0%***

26. Other Issuer's affiliated persons:
26.1 Name: " ***Insurance company "Kostars"Closed Joimt Stock Company***
Location: ***room 33-08, 42/3, Lenunski pr., Moscow, 117119***
Postal address: ***15a, Kalanchevskaya St., Moscow, 107078***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.2 Name: " ***Electrosvyaz" Open Joint-stock company, Volgograd Region***
Location: ***9, Mira St., Volgograd, 400066***
Postal address: ***9, Mira St., Volgograd, 400066***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none]***

26.3 Name: ***Closed Joint Stock company "Joint Stock Commercial Innovation Bank of Telecommunications and Informatics Development "Pochtobank"***
Location: ***68, Lenin St., Perm, 614096***
Postal address: ***68, Lenin St., Perm, 614096***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.4 Name: *Closed Joint Stock Company "Altel"*
Location: ***54-B, Lenin pr., Barnaul, 656099***
Postal address: ***54-B, Lenin pr., Barnaul, 656099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.5 Name: *Closed Joint Stock Company "Astrakhan-Mobile"*
Location: ***37, D.Rid Str., Astrakhan, 414000***
Postal address: ***37, D.Rid Str., Astrakhan, 414000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.6 Name: *Closed Joint Stock Company "BRIZ" Ltd.*
Location: ***17-1, Starokonyushenny per., Moscow, 121002***
Postal address: ***17-1, Starokonyushenny per., Moscow, 121002***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.7 Name: *Closed Joint Stock Company "Bryanskie sotovye seti"*
Location: ***9, Karl Marx St., Bryansk, 241000***
Postal address: ***9, Karl Marx St., Bryansk, 241000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.8 Name: *Closed Joint Stock Company "Westelcom"*
Location: ***26, Suschovski val., Moscow, 12701864***
Postal address: ***26, Suschovski val., Moscow, 127018***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.9 Name: *Closed Joint Stock Company "Volgograd-Mobile"*
Location: ***13a, Nevskaya St., Volgograd***
Postal address: ***13a, Nevskaya St., Volgograd***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.10 Name: *Closed Joint Stock Company "VSNET"*
Location: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
Postal address: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.11 Name: *Closed Joint Stock Company " Dag.TV-inform"*
Location: ***3, Lenin pr., Makhachkala, 367012***
Postal address: ***3, Lenin pr., Makhachkala, 367012***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.12 Name: *Closed Joint Stock Company " Dagestanskaya sotovaya svyaz"*
Location: ***3, Lenin pr., Makhachkala, 367012***
Postal address: ***7, Oscara St., Makhachkala, 367012***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.13 Name: *Closed Joint Stock Company " Yeniseitelecom"*
Location: ***102, Mira pr., Krasnoyarsk-17, 660017***
Postal address: ***102, Mira pr., Krasnoyarsk-17, 660017***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.14 Name: *Closed Joint Stock Company " Engineering center"*
Location: ***16, Kazakova St., Moscow, 103064***
Postal address: ***16, Kazakova St., Moscow, 103064***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.15 Name: *Closed Joint Stock Company " Kaluzhskaya sotovaya svyaz"*
Location: ***38, Teatralnaya St., Kaluga, 248600***
Postal address: ***85/2, Nikitina St., Kaluga, 248003***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.16 Name: *Closed Joint Stock Company "Kurganski Sotovy Telefon"*
Location: ***13, Sverdlov St., Kurgan, 640003 RF***
Postal address: ***13, Sverdlov St., Kurgan, 640003 RF***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.17 Name: *" Lakhdenpokhski telefon" Closed Joint Stock Company*
Location: ***26, Lenin St., Lakhdenpokhya, Karelia Republic, 186730***
Postal address: ***2b, Zakhodskogo St., Lakhdenpokhya, Karelia Republic, 186730***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.18 Name: *"Nizhegorodskaya Sotovaya Svyaz" Closed Joint Stock Company*
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Postal address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.19 Name: *"Nizhegorodski Radiotelefon" Closed Joint Stock Company*
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Postal address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.20 Name: *" Novgorod Deitacom" Closed Joint Stock Company*
Location: ***22, Industrialnaya St., Pankovka, Velikiy Novgorod***

Postal address: ***20, Mikhaylova St.,Velikiy Novgorod, 173000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.21 Name: " ***Novocom"Closed Joint Stock Company***
Location: ***12, Lenin St., Novosibirsk-99***
Postal address: ***12, Lenin St., Novosibirsk-99***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.22 Name: " ***Altayskaya investment company " ALTINCOM"Closed Joint Stock Company***
Location: ***96, Paparanintsev St., Barnaul, 656049***
Postal address: ***96, Paparanintsev St., Barnaul, 656049***
The Issuer's share in the affiliated person's authorized capital: ***none***

26.23 Name: " ***Baikalvestcom"Closed Joint Stock Company***
Location: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
Postal address: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.24 Name: " ***Vladimir Teleservice"Closed Joint Stock Company***
Location: ***20, Gorokhovaya St., Vladimir, 600017***
Postal address: ***20, Gorokhovaya St., Vladimir, 600017***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.25 Name: " ***Volgograd-GSM" Closed Joint Stock Company***
Location: ***21,Kommunisticheskaya St., Volgograd***
Postal address: ***21,Kommunisticheskaya St., Volgograd***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.26 Name: " ***Vologodskaya sotovaya svyaz"Closed Joint Stock Company***
Location: ***109, Zosimovskaya St., Vologda, 160009***
Postal address: ***109, Zosimovskaya St., Vologda, 160009***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.27 Name: " ***Globalstar Cosmicheskie Telecommunications"(Globaltel)ZAO***
Location: ***25/2, Dubovaya Roscha St., Moscow, 127427***
Postal address: 5, ***3/25, Sytinski per., Moscow, 103104***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.28 Name: " ***Yermak RMS" Closed Joint Stock Company***
Location: ***3, Kominterna St., Khanty-Mansiysk, 626200***
Postal address: ***3, Kominterna St., Khanty-Mansiysk, 626200***
The Issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the Issuer's authorized capital: ***none***

26.29 Name: " ***Interelectrosvyaz"Closed Joint Stock Company***
Location: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
Postal address: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.30 Name: " ***Infinvest"Closed Joint Stock Company***
Location: ***68, Lenin Str., Perm, 614096***
Postal address: ***32, Gagarin bulvar., Perm, 614000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.31 Name: " ***Istok i C"Closed Joint Stock Company***
Location: ***23, Geroev St., Balakovo, Saratov region, 423800***
Postal address: ***23, Geroev St., Balakovo, Saratov region, 423800***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.32 Name: " ***Kedr RMS"Closed Joint Stock Company***
Location: ***61, Sovetski pr., Kemerovo, 650099***
Postal address: ***61, Sovetski pr., Kemerovo, 650099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.33 Name: " ***Mobile Telecommunications" Closed Joint Stock Company***
Location: ***55/2, Plyuschikha St., Moscow, 119121***
Postal address: ***22, Marksistskaya St., Moscow, 109147***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.34 Name: " ***Narodny Telephone Saratov"Closed Joint Stock Company***
Location: ***40, Kiseleva St., Saratov, 410600***
Postal address: ***40, Kiseleva St., Saratov, 410600***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.35 Name: " ***Novosibirskaya Sotovaya Svyaz-450"Closed Joint Stock Company***
Location: ***30, Kamenskaya St., Novosibirsk, 630099***
Postal address: ***30, Kamenskaya St., Novosibirsk, 630099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.36 Name: " ***Orenburg GSM" Closed Joint Stock Company***
Location: ***11, Volodarskogo St., Orenburg, Russia, 460000***
Postal address: ***mail box 2153, Orenburg, Russia, 460052***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.37 Name: *"Primtelefon" Closed Joint Stock Company*
Location: ***24, Okeanski prospekt, Vladivostok, 690000***
Postal address: : ***24, Okeanski prospekt, Vladivostok, 690000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.38 Name: *"Pulse Radio Yoshkar-Ola" Closed Joint Stock Company*
Location: ***138, Sovetskaya St., Yoshkar-Ola***
Postal address: : ***138, Sovetskaya St., Yoshkar-Ola***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.39 Name: " *ROSPAK" Closed Joint Stock Company*
Location: ***2a, Bryusov per., Moscow, 103009***
Postal address: ***2a, Bryusov per., Moscow, 103009***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.40 Name: " *Rostelecomport" Closed Joint Stock Company*
Location: ***22, Oktyabrskaya St., Kingisesht,188450***
Postal address: ***22, Oktyabrskaya St., Kingisesht,188450***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.41 Name: " *RTK-I" Closed Joint Stock Company*
Location: ***5, Delegatskaya St., Moscow, 103091***
Postal address: ***15a, Kalancheevskaya St., Moscow, 107078***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.42 Name: " *RTK-Center"Closed Joint Stock Company*
Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Postal address: ***15a, Kalancheevskaya St., Moscow, 107078***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.43 Name: " *RusLizingSvyaz" Closed Joint Stock Company*
Location: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
Postal address: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.44 Name: *"Saint Petersburg Center of Telecommunications" Closed Joint Stock Company*
Location: ***30/31, 3-d Line, Vasilyevski ostrov, St.Petersburg, 199053***
Postal address: ***30/31, 3-d Line, Vasilyevski ostrov, St.Petersburg, 199053***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.45 Name: *Closed Joint Stock Company "Saratov-Mobile"*

Location: ***88/40, Chernyshevskogo Str.,Saratov, 410004***
Postal address: ***88/40, Chernyshevskogo Str.,Saratov, 410004***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.46 Name: " ***Svyazinformkomplekt" Closed Joint Stock Company***
Location: ***4A, Darvin St., Chelyabinsk, 454087***
Postal address: ***4A, Darvin St., Chelyabinsk, 454087***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.47 Name: " ***Svyazproject" Closed Joint Stock Company***
Location: ***29/2, Narodnogo Opolchenia St., Moscow, 123154***
Postal address: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.48 Name: " ***Sibirskie Sotovye Sistemy-900"Closed Joint Stock Company***
Location: ***Room 571, 31,2-nd Soyuza Molodyozhy St., Novosibirsk, 630082***
Postal address: ***Room 571, 31,2-nd Soyuza Molodyozhy St., Novosibirsk, 630082***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.49 Name: " ***Sotovaya svyaz Birobidzhana"Closed Joint Stock Company***
Location: ***16, Prospect 60-letia SSSR, Birobidzhan, 692200***
Postal address: ***16, Prospect 60-letia SSSR, Birobidzhan, 692200***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.50 Name: " ***Sotovaya svyaz Mordovii"Closed Joint Stock Company***
Location: ***13, Bolshevistskaya St., Saransk, Mordovia Republic, Russia***
Postal address: ***13, Bolshevistskaya St., Saransk, Russia***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.51 Name: " ***Stavropolskaya Sotovaya Svyaz" Closed Joint Stock Company***
Location: ***7,Kominterna St., Stavropol, 355035***
Postal address: ***7,Kominterna St., Stavropol, 355035***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.52 Name: " ***Telebarents"Closed Joint Stock Company***
Location: ***37, Parkovaya St., Petrozavodsk, 185014***
Postal address: ***37, Parkovaya St., Petrozavodsk, 185014***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.53 Name: " ***Teleross-Vladivostok" Closed Joint Stock Company***
Location: ***36,Praporschika Komarova St.,Vladivostok, 690000***
Postal address: ***36,Praporschika Komarova St.,Vladivostok, 690000***

The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.54 Name: " ***TeleRoss-Volgograd" Closed Joint Stock Company***
Location: ***1 floor, 88,Lenin St.,Volgograd, 400005***
Postal address: ***1 floor, 88,Lenin St.,Volgograd, 400005***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.55 Name: " ***TeleRoss-Voronezh" Closed Joint Stock Company***
Location: ***35, Revolutsii Prospect,Voronezh, 394000***
Postal address: ***35, Revolutsii Prospect,Voronezh, 394000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.56 Name: " ***TeleRoss-Novosibirsk" Closed Joint Stock Company***
Location: ***5,Lenin St.,Novosibirsk, 930099***
Postal address: ***5,Lenin St.,Novosibirsk, 930099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.57 Name: " ***TeleRoss-Tyumen" Closed Joint Stock Company***
Location: ***61, Respubliki St.,Tyumen, 625000***
Postal address: ***61, Respubliki St.,Tyumen, 625000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.58 Name: " ***Telesot-Alania"Closed Joint Stock Company***
Location: ***47, Kirova St., Vladikavkaz, 362040***
Postal address: ***6, Gugkaeva St., Vladikabkaz, 362040 RSO-A***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.59 Name: "***TyumenRuscom" Closed Joint Stock Company***
Location: ***56, Malygina St.,Tyumen, 625048***
Postal address: ***56, Malygina St.,Tyumen, 625048***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.60 Name: " ***Ulyanovsk-GSM"Closed Joint Stock Company***
Location: ***60, L.Tolstogo St., Ulyanovsk, 432601***
Postal address: ***41, Krasnoarmeyskaya St., Ulyanovsk, 432063***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.61 Name: " ***Usolski telephone"Closed Joint Stock Company***
Location: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutsk region, 665470***
Postal address: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutsk region, 665470***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.62 Name: " ***Firm "Permtelecom"Closed Joint Stock Company***
Location: ***45, Podlesnaya St., Perm, 614066***
Postal address: ***45, Podlesnaya St., Perm, 614066***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.63 Name: " ***FK-svyaz" Closed Joint Stock Company***
Location: ***14, Volgogradski pr., Moscow, 109316***
Postal address: ***14, Volgogradski pr., Moscow, 109316***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.64 Name: ***"Center vnedrenia specializirovannyh system"Closed Joint Stock Company***
Location: ***161, Kirova St., Chelyabinsk, 454005***
Postal address: ***161, Kirova St., Chelyabinsk, 454005***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.65 Name: ***"Digital Telecommunications" Closed Joint Stock Company***
Location: ***20a, Gagarin St., Cheboksary, 428000***
Postal address: ***20a, Gagarin St., Cheboksary, 428000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.66 Name: ***"Chery- Page" Closed Joint Stock Company***
Location: ***83, K.Ivanov St., Cheboksary, 428018***
Postal address: ***83, K.Ivanov St., Cheboksary, 428018***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.67 Name: " ***Yuzhno-Sibirskaya Sotovaya svyaz"Closed Joint Stock Company***
Location: ***13, Severo-Zapadnaya St., Barnaul***
Postal address: ***13, Severo-Zapadnaya St., Barnaul***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.68 Name: " ***United Telecom Ural"Closed Joint Stock Company***
Location: ***9, 25 Let Oktyabrya St., Perm, 614000***
Postal address: ***9, 25 Let Oktyabrya St., Perm, 614000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.69 Name: " ***Russki acceptny bank" Commercial Bank***
Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Postal address: ***15a, Kalancheevskaya St., Moscow, 107078***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.70 Name: " *Region-Svyaz" Non-state superannuation fund*
Location: ***278, Pushkinskaya St., Izhevsk, 426008***
Postal address: ***278, Pushkinskaya St., Izhevsk, 426008***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.71 Name: " *Svyazist" Non-state superannuation fund*
Location: ***10, Tsvillinga St., Chelyabinsk, 454000***
Postal address: ***10, Tsvillinga St., Chelyabinsk, 454000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.72 Name: " *Perminform" Limited Company*
Location: ***2, Krupskoy St., Perm, 614060***
Postal address: ***2, Krupskoy St., Perm, 614060***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.73 Name: " *AMT" Limited Company*
Location: ***14, Sinopskaya nab., Saint-Petersburg***
Postal address: ***3-5, B. Morskaya St., Saint-Petersburg, 191186***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.74 Name: " *Bona" Limited Company*
Location: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
Postal address: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.75 Name: " *VladPage"Limited Company*
Location: ***42, Gorkogo St., Vladimir, 600000***
Postal address: ***42, Gorkogo St., Vladimir, 600000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.76 Name: " *Vladimirski taxofon" Limited Company*
Location: ***32"B", Stroiteley pr., Vladimir, 600014***
Postal address: ***32"B", Stroiteley pr., Vladimir, 600014***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.77 Name: " *Vyatka page" Limited Company*
Location: ***1, Uralskaya St., Kirov***
Postal address: ***115, Oktyabrski pr., Kirov***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.78 Name: " *Vyatskaya sotovaya svyaz" Limited Company*

Location: *1, Uralskaya St., Kirov*
Postal address: *1, Uralskaya St., Kirov*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.79 Name: " *Informtek"Limited Company*
Location: ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
Postal address: : ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.80 Name: " *Kamalyaskcom" Limited Company*
Location: ***56, Leninskaya St.,Petropavlovsk-Kamchatski, 683000***
Postal address: ***56, Leninskaya St.,Petropavlovsk-Kamchatski, 683000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.81 Name: " *Kubtelecom" Limited Company*
Location: ***72/2, Karasunskaya St., Krasnodar, 350 000***
Postal address: ***72/2, Karasunskaya St., Krasnodar, 350 000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.82 Name: " *Mobil-Com" Limited Company*
Location: ***17, Mira St., Vladimir, 600017***
Postal address: ***17, Mira St., Vladimir, 600017***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.83 Name: " *Pagetelecom"Limited Company*
Location: ***6, Stroiteley pr., Cherepovets, Vologda region, 162627***
Postal address: ***6, Stroiteley pr., Cherepovets, Vologda region, 162627***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.84 Name: " *Perm TV and Radio Company "Ural Inform TV" Limited Company*
Location: ***2, Krupskoy St., Perm, 614060***
Postal address: ***2, Krupskoy St., Perm, 614060***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.85 Name: " *Policomp"Limited Company*
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Postal address: ***20, B.Morskaya St., Saint-Petersburg, 191186***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.86 Name: " *Radio-Rezonans" Limited Company*
Location: ***8, Okski syezd, N.Novgorod, 603022***
Postal address: ***8, Okski syezd, N.Novgorod, 603022***

The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.87 Name: " ***Sevtelecom"Limited Company***
Location: ***27, Leningradskaya St., Murmansk, 183038***
Postal address: ***27, Leningradskaya St., Murmansk, 183038***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.88 Name: " ***Telecom-Stroy"Limited Company***
Location: ***92, Parizhskoy Komunny St., Ivanovo, 153017, Russian Federation***
Postal address: ***6, 2-nd Minski per., Ivanovo, 153017, Russian Federation***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.89 Name: " ***Telecom-Terminal"Limited Company***
Location: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
Postal address: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.90 Name: " ***Tomsktelecom-Nicola Tesla"Limited Company***
Location: ***21, Krylova St., Tomsk, Russia 634050***
Postal address: ***1, Makrushina St., Tomsk, Russia 634040***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.91 Name: " ***Torgovy dom "Electrosvyaz"Limited Company***
Location: ***107, Lenin St., Chita, 672076***
Postal address: ***107, Lenin St., Chita, 672076***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.92 Name: " ***Torgsvyaz"Limited Company***
Location: ***129/a, Lenin St., Kirov***
Postal address: ***129/a, Lenin St., Kirov***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.93 Name: " ***Tyumentelecom-Invest" Limited Company***
Location: ***56, Respubliki St., Tyumen, Russia, 625000***
Postal address: ***56, Respubliki St., Tyumen, Russia, 625000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.94 Name: " ***Udmurtskie sotovye seti-450"Limited Company***
Location: ***206, Pushkinskaya St., Izhevsk, 426034***
Postal address: ***206, Pushkinskaya St., Izhevsk, 426034***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.95 Name: " *Factorial-99"Limited Company*
Location: ***47, Bratski per., Rostov-on-Don, 344082***
Postal address: ***47, Bratski per., Rostov-on-Don, 344082***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.96 Name: " *Centrum" Limited Company*
Location: ***22, Antikaynena St., Petrozavodsk, 185000***
Postal address: ***22, Antikaynena St., Petrozavodsk, 185000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.97 Name: " *Rostinform" Scientific and production center Limited Company*
Location: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
Postal address: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.98 Name: " *Izhcom" Russian-American JV Limited Company*
Location: ***206, Karl Marx St., Izhevsk, 426057***
Postal address: ***206, Karl Marx St., Izhevsk, 426057***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.99 Name: " *Magalyascom" JV Limited Company*
Location: ***2-a, Lenin St., Magadan***
Postal address: ***2-a, Lenin St., Magadan***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.100 Name: " *ROS" CHOP Limited Company*
Location: ***30, Dzerzhinskogo St., Penza, 440062***
Postal address: ***30, Dzerzhinskogo St., Penza, 440062***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.101 Name: " *Rostelecom-bezopasnost" CHOP Limited Company*
Location: ***2/2, Deguninskaya St., Moscow, 127486***
Postal address: ***2/2, Deguninskaya St., Moscow, 127486***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.102 Name: " *Yuzhny TELECOM" Limited Company*
Location: ***74, Karasunskaya St., Krasnodar, 350 000***
Postal address: ***74, Karasunskaya St., Krasnodar, 350 000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.103 Name: *"Artelecom"Open Joint Stock Company, Arkhangelsk Region*
Location: ***45, Troitski pr., Arkhangelsk, 163061***
Postal address: ***45, Troitski pr., Arkhangelsk, 163061***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.104 Name: *"Belgorodelectrosvyaz"Open Joint Stock Company*
Location: ***3, Revolutsii pl., Belgorod, 308800***
Postal address: ***3, Revolutsii pl., Belgorod, 308800***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.105 Name: *"Bryansksvyazinform" Open Joint Stock Company*
Location: ***9, Karl Marx St., Bryansk, 241000***
Postal address: ***9, Karl Marx St., Bryansk, 241000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.106 Name: " *VolgaTelecom" Open Joint-Stock Company*
Location: ***Dom svyazi, Maxim Gorky Pl., Nizhniy Novgorod, 603 000***
Postal address: ***Dom svyazi, Maxim Gorky Pl., Nizhniy Novgorod, 603 000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.107 Name: " *Giprosvyaz"Open Joint Stock Company*
Location: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
Postal address: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.108 Name: *"Ivtelecom" Open Joint Stock Company*
Location: ***17, Lenin Prospect, Ivanovo, 153000***
Postal address: ***17, Lenin Prospect, Ivanovo, 153000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.109 Name: " *Karachaevo-Cherkesskelectrosvyaz"Open Joint Stock Company*
Location: ***17,Soyuzny per., Cherkessk, 357100***
Postal address: ***17,Soyuzny per., Cherkessk, 357100***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.110 Name: " *Murmanelectrosvyaz"Open Joint Stock Company*
Location: ***82-a, Lenin Prospect., Murmansk, 183038***
Postal address: ***82-a, Lenin Prospect., Murmansk, 183038***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.111 Name: " *NGTS-Page' Open Joint Stock Company*
Location: ***15/3, Vystavochnaya St., Novosibirsk-78***

Postal address: ***22, Sibiryakov-Gvardeytsev St., Novosibirsk, 48***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.112 Name: " ***Rinet"Open Joint Stock Company***
Location: ***86, Kirova St., Novosibirsk, 630102***
Postal address: ***1, Trudovaya St., Novosibirsk 99, 630 102***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.113 Name: ***"Svyazinform"Open Joint Stock Company , Mordovia Republic***
Location: ***13, Bolshevistskaya St., Saransk,430000***
Postal address: ***13, Bolshevistskaya St., Saransk,430000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.114 Name: " ***Svyazinform" Open Joint Stock Company , Samara Region***
Location: ***24, Leningradskaya St., Samara, 443099***
Postal address: ***24, Leningradskaya St., Samara, 443099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.115 Name: " ***Sevosetinelectrosvyaz"Open Joint Stock Company***
Location: ***8-A, Butyrina St., Vladikavkaz, 362000***
Postal address: ***8-A, Butyrina St., Vladikavkaz, 362000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.116 Name: " ***Sibirtelecom" Open Joint Stock Company***
Location: ***5, Lenin St., Novosibirsk, 630099***
Postal address: ***5, Lenin St., Novosibirsk, 630099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.117 Name: ***"Smolensksvyazinform"Open Joint Stock Company***
Location: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
Postal address: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.118 Name: " ***Stavtelecom"Open Joint Stock Company***
Location: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355035***
Postal address: ***23, Oktyabrskoy Revolutsii Pr.,mail box 15/85, Stavropol, 355035***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.119 Name: " ***Stromgeomash"Open Joint Stock Company***
Location: ***35, promzona Lazurnaya, Tver, 170017***
Postal address: ***35, promzona Lazurnaya, Tver, 170017***
The Issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the Issuer's authorized capital: ***none***

26.120 Name: "***Tambovskaya electrosvyaz"Open Joint Stock Company***
Location: ***2B, Antonova-Ovseenko St., Tambov, 392002***
Postal address: ***114, Sovetskaya St., Tambov, 392002***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.121 Name: " ***Electrosvyaz" Open Joint Stock Company Ryazan Region***
Location: ***36, Svobody St., Ryazan, 390006***
Postal address: ***36, Svobody St., Ryazan, 390006***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.122 Name: " ***Tomsktelecom"Open Joint Stock Company***
Location: ***21, Krylova St., Tomsk, 634050***
Postal address: ***21, Krylova St., Tomsk, 634050***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.123 Name: " ***Tulatelecom"Open Joint Stock Company***
Location: ***33, Lenin pr., Tula, 300000***
Postal address: ***33, Lenin pr., Tula, 300000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.124 Name: " ***UdmurtTelecom"Open Joint Stock Company***
Location: ***278, Pushkinskaya St., Izhevsk, 426000***
Postal address: ***278, Pushkinskaya St., Izhevsk, 426000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.125 Name: " ***Uralsvyazinform"Open Joint Stock Company***
Location: ***68, Lenin St., Perm, 614096***
Postal address: ***68, Lenin St., Perm, 614096***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.126 Name: "***Cherepovetselectrosvyaz"Open Joint Stock Company***
Location: ***12, Komsomolskaya St., Cherepovets, 162600***
Postal address: : ***12, Komsomolskaya St., Cherepovets, 162600***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.127 Name: " ***Electrosvyaz" Open Joint Stock Company , Kemerovo Region***
Location: ***61, Sovetski pr., Kemerovo, 650099***
Postal address: ***61, Sovetski pr., Kemerovo, 650099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.128 Name: *"Electrosvyaz"Open Joint Stock Company , Kostroma Region*
Location: *1, Podlipaeva St., Kostroma, 156601*
Postal address: *1, Podlipaeva St., Kostroma, 156601*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.129 Name: *" Electrosvyaz"Open Joint Stock Company , Krasnoyarsk Territory*
Location: *102, Mira pr., Krasnoyarsk, 660017*
Postal address: *102, Mira pr., Krasnoyarsk, 660017*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.130 Name: *"Electrosvyaz"Open Joint Stock Company , Kursk Region*
Location: *8, Krasnaya pl., Centralny okrug, Kursk, 305000*
Postal address: *8, Krasnaya pl., Centralny okrug, Kursk, 305000*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.131 Name: *" Electrosvyaz"Open Joint Stock Company , Omsk Region*
Location: *36, Gagarina St., Omsk, 644099*
Postal address: *36, Gagarina St., Omsk, 644099*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.132 Name: *" Electrosvyaz"Open Joint Stock Company , Orenburg Region*
Location: *11, Volodarskogo St., Orenburg, 460000*
Postal address: *11, Volodarskogo St., Orenburg, 460000*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.133 Name: *"Electrosvyaz"Open Joint Stock Company , Oryol Region*
Location: *43, Lenin St., Oryol, 302000*
Postal address: *43, Lenin St., Oryol, 302000*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.134 Name: *" Electrosvyaz" Open Joint Stock Company , Khakasia Republic*
Location: *20, Schetinkina St., Abakan, 662600*
Postal address: *20, Schetinkina St., Abakan, 662600*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.135 Name: *"Electrosvyaz"Open Joint Stock Company , Tverj Region*
Location: *24, Novotorzhskaya St., Tverj, 170000*
Postal address: *24, Novotorzhskaya St., Tverj, 170000*
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.136 Name: *" Electrosvyaz"Open Joint Stock Company , Chita Region*
Location: *107, Lenin St., Chita, 672076*

Postal address: ***107, Lenin St., Chita, 672076***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.137 Name: "*AK Mobiltelecom"Open Joint Stock Company*
Location: ***16-a, Sukhe-Bator St., Ulan-Ude, Buryatia Republic, 670000***
Postal address: ***42, Lenin St., Ulan-Ude, Buryatia Republic, 670000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.138 Name: "*Altaytelecom"Open Joint Stock Company*
Location: ***54, Lenin St., Barnaul, 656099***
Postal address: ***54, Lenin St., Barnaul, 656099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.139 Name: "*Alternativnye tefonnye seti"Open Joint Stock Company*
Location: ***13-a, Moskovskaya St., Nazran, Ingushskaya Republic, 366720***
Postal address: ***22, Novotorzhskaya St., Tver, 170000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.140 Name: "*Voronezhsvyazinform"Open Joint Stock Company*
Location: ***35, Revolutsii pr., Voronezh, 394000***
Postal address: ***35, Revolutsii pr., Voronezh, 394000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.141 Name: "*Dagsvyazinform"Open Joint Stock Company*
Location: ***3, Lenin Pl., Makhachkala, 367012***
Postal address: ***3, Lenin Pl., Makhachkala, 367012***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.142 Name: "*Dalnevostochnaya companiya electrosvyazi" Open Joint Stock Company*
Location: ***57, Svetlanskaya St., Vladivostok, 690600***
Postal address: ***57, Svetlanskaya St., Vladivostok, 690600***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.143 Name: "*Kabardino-Balkarskie Telecommunications"Open Joint Stock Company*
Location: ***14, Shogentsukova pr., Nalchik, 360051***
Postal address: ***14, Shogentsukova pr., Nalchik, 360051***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.144 Name: "*Kirovelectrosvyaz" Open Joint Stock Company*
Location: ***43/1, Drelevskogo St., Kirov,610000***

Postal address: ***43/1, Drelevskogo St., Kirov,610000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.145 Name: ***"Lensvyaz"Open Joint Stock Company***
Location: ***61, B.Morskaya St., St.Petersburg, 190000***
Postal address: ***61, B.Morskaya St., St.Petersburg, 190000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.146 Name: ***"Lipetskelectrosvyaz"Open Joint Stock Company***
Location: ***2, Zegelya St., Lipetsk, 398000***
Postal address: ***2, Zegelya St., Lipetsk, 398000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.147 Name: ***" Martelcom"Open Joint Stock Company Mariy-El Republic***
Location: ***138, Sovetskaya St.,Yoshkar-Ola, 424000***
Postal address: ***138, Sovetskaya St.,Yoshkar-Ola, 424000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.148 Name: ***"Novgorodtelecom"Open Joint Stock Company***
Location: ***2, B.Dvortsovaya St., Novgorod, 173000***
Postal address: ***2, B.Dvortsovaya St., Novgorod, 173000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.149 Name: ***" Saratovelectrosvyaz"Open Joint Stock Company***
Location: ***40, Kisilyova St., Saratov, 410600***
Postal address: ***124, Pervomayskaya St., Saratov, 410600***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.150 Name: ***" Svyazinform" Open Joint Stock Company , Astrakhan Region***
Location: ***7/8, Teatralny per., Astrakhan, 414000***
Postal address: ***7/8, Teatralny per., Astrakhan, 414000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.151 Name: ***" Svyazinform"Open Joint Stock Company , Penza Region***
Location: ***1/3, Kuprina St., Penza, 440606***
Postal address: ***1/3, Kuprina St., Penza, 440606***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.152 Name: ***"Svyazinform"Open Joint Stock Company , Chuvashskaya Republic***
Location: ***2, Lenin pr., Cheboksary, 428000***
Postal address: ***2, Lenin pr., Cheboksary, 428000***
The Issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the Issuer's authorized capital: ***none***

26.153 Name: " ***North-West Telecom" Open Joint Stock Company***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Postal address: ***24, B.Morskaya St., Saint-Petersburg, 191186***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.154 Name: " ***SKET"Open Joint Stock Company***
Location: ***4, Tukhachevskogo St., Stavropol, 355040***
Postal address: ***4, Tukhachevskogo St., Stavropol, 355040***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.155 Name: "***Central Telecommunications Company"Open Joint Stock Company***
Location: ***23,Proletarskaya Str.,Khimki, 141400***
Postal address: ***23,Proletarskaya Str.,Khimki, 141400***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.156 Name: "***Central Telegraph" Open Joint Stock Company***
Location: ***7, Tverskaya St., Moscow, 103375***
Postal address: ***7, Tverskaya St., Moscow, 103375***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.157 Name: "***Elektricheskaya svyaz"Open Joint Stock Company, Kalmykia Republic***
Location: ***255, Lenin St., Elista, 358000***
Postal address: ***255, Lenin St., Elista, 358000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.158 Name: " ***Electrosvyaz of Adygeya Republic" Open Joint Stock Company***
Location: ***18, Gogolya St., Maykop, 352700***
Postal address: ***18, Gogolya St., Maykop, 352700***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.159 Name: "***Electrosvyaz"Open Joint Stock Company , Vladimir Region***
Location: ***42, Gorkogo St., Vladimir, 600000***
Postal address: ***42, Gorkogo St., Vladimir, 600000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.160 Name: "***Electrosvyaz"Open Joint Stock Company , Vologda Region***
Location: ***4, Sovetski pr., Vologda, 160035***
Postal address: ***4, Sovetski pr., Vologda, 160035***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.161 Name: " *Electrosvyaz"Open Joint Stock Company , Irkutsk Region*
Location: ***37, Sverdlova St., Irkutsk, 664011***
Postal address: ***37, Sverdlova St., Irkutsk, 664011***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.162 Name: " *Electrosvyaz"Open Joint Stock Company , Kaliningrad Region*
Location: ***24, Bolnichnaya St., Kaliningrad, 236040***
Postal address: ***24, Bolnichnaya St., Kaliningrad, 236040***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.163 Name: "*Electrosvyaz"Open Joint Stock Company , Kaluga Region*
Location: ***38, Teatralnaya St., Kaluga, 248 600***
Postal address: ***38, Teatralnaya St., Kaluga, 248 600***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.164 Name: "*Electrosvyaz"Open Joint Stock Company , Pskov Region*
Location: ***5, Oktyabrski pr., Pskov, 180000***
Postal address: ***5, Oktyabrski pr., Pskov, 180000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.165 Name: " *Electrosvyaz" Open Joint Stock Company , Altay Republic*
Location: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
Postal address: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.166 Name: " *Electrosvyaz"Open Joint Stock Company , Buryatia Republic*
Location: ***61, Lenin St., Ulan-Ude, 670000***
Postal address: ***61, Lenin St., Ulan-Ude, 670000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.167 Name: "*Electrosvyaz"Open Joint Stock Company , Karelia Republic*
Location: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
Postal address: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.168 Name: " *Electrosvyaz"Open Joint Stock Company ,Rostov Region*
Location: ***47, Bratski per.,Rostov-on-Don***
Postal address: ***47, Bratski per.,Rostov-on-Don, 344082***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.169 Name: "*Electrosvyaz"Open Joint Stock Company , Ryazanj Region*

Location: ***49, Pochtovaya St., Ryazanj, 390000***
Postal address: ***49, Pochtovaya St., Ryazanj, 390000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.170 Name: "***Electrosvyaz"Open Joint Stock Company , Stavropol Territory***
Location: ***10/12,Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
Postal address: ***10/12,Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.171 Name: " ***Electrosvyaz"Open Joint Stock Company , Ulyanovsk Region***
Location: ***60, L.Tolstoy St., Ulyanovsk, 432601***
Postal address: ***60, L.Tolstoy St., Ulyanovsk, 432601***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.172 Name: "***Yartelecom" Open Joint Stock Company***
Location: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
Postal address: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.173 Name: " ***Rostelecom" Open Joint Stock Company of Long-Distance and International Telecommunications***
Location: ***5, Delegatskaya St., Moscow, 103091***
Postal address: ***5, Delegatskaya St., Moscow, 103091***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.174 Name: " ***Kolatelecom"Closed Joint Stock Company JV***
Location: ***5, Samoilovoy St., Murmansk, 183038***
Postal address: ***5, Samoilovoy St., Murmansk, 183038***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.175 Name: " ***Teleport Ivanovo"(TPI) Limited Company***
Location: ***90, Tashkentskaya Str., Ivanovo, 153032, RF***
Postal address: ***90, Tashkentskaya Str., Ivanovo, 153032, RF***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.176 Name: " ***SCS-Sovintel" Limited Company JV***
Location: ***1-2, 6, Shlyuzovaya nab.,Moscow, 113114***
Postal address: ***1-2, 6, Shlyuzovaya nab.,Moscow, 113114***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

27. The Issuer's stockholding in the charter capital of legal persons – affiliated persons.

See items 24, 25, 26.

28. Stockholding of the Issuer's affiliated persons, their founders and officials in the Issuer's Legal capital:
See items 24, 25, 26.

29. Legal entities and persons holding 5 and more percent of voting shares in the Issuer's supreme governing body.

Name: *"Investitsionnaya Kompania Svyazi" PJSC*
Share: *50,67 %*

Name: *Close Joint-Stock Company "Depositary and Clearing Company" (nominal holder)*
Share: *15,69 %*

Name: *"ING Bank (Euroasia)" Close Joint-Stock Company/ING Deposit.(nominal holder)*
Share: *11,16 %*

30. The Issuer's participation in industrial, banking, financial groups, holdings, concerns and associations.
Organization: *North-Caucasian Regional Association of Telecommunication Operators*
The Issuer's place and functions in the organization: *Participant*

The Association was established in order to:
- *improve interaction of all levels of administration in the regional telecommunication sphere;*
- *develop united development policy of telecommunication systems and networks in the serviced territories;*
- *assist the participants in effective attracting and using financial resources for realization of federal, regional and local programs and projects.*

The Company enjoys rights and fulfills duties in accordance with the Charter of the Association.
The Company's General Director is elected the President of the Association.

31. The Issuer's branches and representative offices.

Name: *"Electrosvyaz of Adygeya Republic"*
Location: *22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352 700*
Postal address: *22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352 700*
Head: *Chinazirov Yanvar Khadzhimusovich*
Established: *8.01.2002*
Power of Attorney is valid till: *August 1, 2003*

Name: *"Svyazinform", Astrakhan Region*
Location: *7/8, Teatraljny per.,Astrakhan, 414 000*
Postal address: *7/8, Teatraljny per.,Astrakhan, 414 000*
Head: *Prachkin Alexey Petrovich*

Established: ***8.01.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: ***"Volgogradelectrosvyaz"***
Location: ***9, Mira Str.,Volgograd, 400131***
Postal address: ***9, Mira Str.,Volgograd, 400131***
Head: ***Izyuryev Leonid Mikhailovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: ***"KabBalktelecom"***
Location: ***14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360 000***
Postal address: ***14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360 000***
Head: ***Shukhostanov Boris Kistuevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: ***"Electrosvyaz", Kalmykia Republic***
Location: ***255, Lenin Str., Elista, Kalmykia Republic, 358 000***
Postal address: ***255, Lenin Str., Elista, Kalmykia Republic, 358 000***
Head: ***Ufimov Vladimir Batorovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: ***"Kubanelectrosvyaz"***
Location: ***294, Golovatogo Str., Krasnodar,350 000***
Postal address: ***294, Golovatogo Str., Krasnodar,350 000***
Head: ***Gorbachev Vladimir Lukich***
Established: ***13.02.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: ***"Karachaevo-Cherkesskelectrosvyaz"***
Location: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357 100***
Postal address: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357 100***
Head: ***Butko Alexander Semyonovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: ***"Rostovelectrosvyaz"***
Location: ***47, Bratski per., Rostov-on-Don, 344 082***
Postal address: ***47, Bratski per., Rostov-on-Don, 344 082***
Head: ***Ukhov Valery Vasilyevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***August 1, 2003***

Name: ***"Sevosetinelectrosvyaz"***
Location: ***8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362 040***

Postal address: *8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362 040*
Head: *Kozhiev Beshtau Kanamatovich*
Established: *8.01.2002*
Power of Attorney is valid till: *August 1, 2003*

Name: *"Electrosvyaz ", Stavropol Territory*
Location: *10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355 035*
Postal address: *10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355 035*
Head: *Roitblat Alexander Markovich*
Established: *8.01.2002*
Power of Attorney is valid till: *August 1, 2003*

Name: *Anapa Joint Telecommunications Center*
Location: *111, Novorossiyskaya St., Anapa, 353 440*
Postal address: *111, Novorossiyskaya St., Anapa, 353 440*
Director: *Vladimir Vasilyevich Smaglyuk*
Established: *20.05.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *Armavir Joint Telecommunications Center*
Location: *91, Lenin St., Armavir, 352 900*
Postal address:*91, Lenin St., Armavir, 352 900*
Director: *Nickolay Nickolaevich Mikhaylichenko*
Established: *20.05.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *Dinskaya District Telecommunications Center*
Location: *47, Krasnaya St., Dinskaya, 353 200*
Postal address:*47, Krasnaya St., Dinskaya, 353 200*
Director: *Vitali Borisovich Zubov*
Established: *20.05.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *Yeisk Joint Telecommunications Center*
Location: *45, Schshorsa St., Yeisk, 353 691*
Postal address:*45, Schshorsa St., Yeisk, 353 691*
Director: *Vladimir Ivanovich Sokur*
Established: *20.04.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *Kanevskiy Joint Telecommunications Center*
Location: *96, Nesterenko St., Kanevskaya, 353 730*
Postal address:*96, Nesterenko St., Kanevskaya, 353 730*
Director: *Nickolay Vasilyevich Serguienko*
Established: *20.04.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *Kropotkin Joint Telecommunications Center*
Location: *18, Bratski per., Kropotkin, 352 380*

Postal address: ***18, Bratski per., Kropotkin, 352 380***
Director: ***Victor Mikhailovich Yefanov***
Established: ***01.03.1999***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Korenovsk Joint Telecommunications Center***
Location: ***209-a, K.Marx St., Korenovsk, 353 180***
Postal address:***209-a, K.Marx St., Korenovsk, 353 180***
Director: ***Valery Vasilyevich Fomkin***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Krymsk Joint Telecommunications Center***
Location: ***37, Sineva St., Krymsk, 353 318***
Postal address:***37, Sineva St., Krymsk, 353 318***
Director: ***Sergei Alexeevich Kashkin***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Kurganinsk Telecommunications Center***
Location: ***24, Lenin St., Kurganinsk, 352 430***
Postal address:***24, Lenin St., Kurganinsk, 352 430***
Director: ***Mikhail Georguievich Baryshnikov***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Novorossiysk Joint Telecommunications Center***
Location: ***36, Sovetov St., Novorossiysk, 353 900***
Postal address:***36, Sovetov St., Novorossiysk, 353 900***
Director: ***Edward Semyonovich Ilyushin***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Pavlovskaya Telecommunications Center***
Location: ***294, Gorkogo St., Pavlovskaya, 352 040***
Postal address:***294, Gorkogo St., Pavlovskaya, 352 040***
Director: ***Anatoly Alexeevich Kornov***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***"Sochielectrosvyaz"***
Location: ***1/2, Vorovskogo St., Sochi, 354 000***
Postal address:***1/2, Vorovskogo St., Sochi, 354 000***
Director: ***Alexander Valentinovich Apalko***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Timashevsk Joint Telecommunications Center***
Location: ***179, Krasnaya St., Timashevsk, 352 703***
Postal address:***179, Krasnaya St., Timashevsk, 352 703***

Director: *Stanislav Leonidovich Novokovsky*
Established:*01.03.1999*
Power of Attorney is valid till: *31.12.2002*

Name: *Tuapse Joint Telecommunications Center*
Location: *9, K.Marx St., Tuapse, 352 800*
Postal address:*9, K.Marx St., Tuapse, 352 800*
Director: *Zakhar Kevorkovich Avedisyan*
Established: *20.05.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *Tikhoretsk Joint Telecommunications Center*
Location: *24-a, Oktyabrskaya St., Tikhoretsk, 352 120*
Postal address:*24-a, Oktyabrskaya St., Tikhoretsk, 352 120*
Director: *Svetlana Vasilyevna Korotenko*
Established: *1.03.1999*
Power of Attorney is valid till: *31.12.2002*

Name: *Krasnodar City Telecommunications Center*
Location: *59, Krasnaya St., Krasnodar, 350 000*
Postal address:*59, Krasnaya St., Krasnodar, 350 000*
Director: *Ivan Fyodorovich Ignatenko*
Established:*01.03.1999*
Power of Attorney is valid till: *31.12.2002*

Name: *Krasnodar Operational and Technical Telecommunications Center*
Location: *49, Kutuzova St., Krasnodar, 350 002*
Postal address:*49, Kutuzova St., Krasnodar, 350 002*
Director: *Vasili Petrovich Kuzminykh*
Established: *20.05.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *Krasnodar Motor-Transport Depot*
Location: *2/1, Dalnyaya St., Krasnodar, 350 051*
Postal address:*2/1, Dalnyaya St., Krasnodar, 350 051*
Director: *Sergey Sergeevich Lychak*
Established: *20.05.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *"Kubansvyazservice"*
Location: *59, Krasnaya St., Krasnodar, 350 000*
Postal address:*59, Krasnaya St., Krasnodar, 350 000*
Director: *Galina Ivanovna Skidanova*
Established: *20.05.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *"Kubantaksofon"*
Location: *12, Klubnaya St., Krasnodar, 350 051*
Postal address:*12, Klubnaya St., Krasnodar, 350 051*
Director: *Alexander Grigoryevich Sokolchik*

Established: *29.12.1997*
Power of Attorney is valid till: ***31.12.2001***

Name: ***Center of New Technologies***
Location: ***59, Krasnaya St., Krasnodar, 350 000***
Postal address:***59, Krasnaya St., Krasnodar, 350 000***
Director: ***Konstantin Vladlenovich Yunov***
Established: ***1.01.2000***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Training & Commercial Center for Telecommunications and Informatics***
Location: ***1, Industrialnaya St., Krasnodar, 350 007***
Postal address:***1, Industrialnaya St., Krasnodar, 350 007***
Director: ***Yuri Nickolaevich Belov***
Established:*01.10.1997*
Power of Attorney is valid till: ***31.12.2002***

32. The Issuer's employees number:
Average number of the Issuer's employees on the pay-roll including those , employed by its branches and offices, for the period under review: ***10 459***

33.Description of the Issuer's basic activities.
DEVELOPMENT OF TELECOMMUNICATIONS

Till 1992 the sphere of Telecommunications was completely under the government control. Decree of the Government of the Russian Federation №1003 of December,22,1992 initiated its reorganization. That Decree provided for separation of the following services from the state communication enterprises before their privatization:

- ***establishment on the basis of post-offices of state enterprises of the Federal Post Service not subject to privatization;***
- ***radio and television broadcasting centers not subject to privatization.***

Other activities were concentrated in the regional communication enterprises reorganized into joint-stock companies with state-owned control packet of shares.
To join efforts of regional telecom operators, to attract additional investments into the development of telecom network and to observe its proportional development in accordance with the Decree of the President of the Russian Federation № 1289 of October,10,1994, Acts of the Government of the Russian Federation of November,25,1994, the Order of the State Property Committee of the Russian Federation № 1225-p of September,01,1995, the open joint-stock company "Investitsionnaya Kompania Svyazi"(OAO"Svyazinvest") was established.
OAO "Svyazinvest" charter capital was formed by consolidation of shares owned by the federal government in regional telecom operators. Size of these stakes constituted usually 38% of the charter capital or 51% of voting shares of 76 regional telecom operators, four operators of long-distance communication including OAO "Rostelecom", four telegraph companies, one research institute and two leasing branch establishments.
Modern structure of OAO "Svyazinvest" charter capital was formed in July 1997 when the results of auction for 25% plus one share of OAO "Svyazinvest" were

summed up. The company "Mustcom Limited won the auction for 25% of OAO "Svyazinvest" for 1.875 billion dollars USA. Currently holding OAO "Svyazinvest" controls 62 regional telecom operators, including national provider of long-distance and international Telecommunications OAO 'Rostelecom" and OAO "Giprosvyaz". The holding company's subsidiaries operate public telephone networks which installed capacity is over 29 million telephone lines, they provide services for more than 90% of the country's population. Over 385 thousand people work at the holding subsidiaries.
Strategic directions of Telecommunications development are:

- *enlargement of traditional telecom companies through their merger;*
- *time-dependent tariffing of local outgoing calls;*
- *fundamental improvement of tariff policy;*
- *increase of technical level of public telephone networks.*

In December 2000 Government of the Russian Federation approved the "Concept of Telecom Market Development in the Russian Federation" worked out by Ministry of Communication of RF providing for reorganization of Svyazinvest holding structure based on consolidation of regional telecom companies and improvement of corporate management system. This Program is being carried out now. The key point of the Program on Reorganization is consolidation of regional telecom operators of each of seven Federal Districts on the basis of the most strong telecom company of the corresponding District. This reorganization is aimed at value increase of stock capital of regional telecom entity, improvement of "Svyazinvest" management control, reduction of costs including management overheads and at arrangement of conditions for investments in telecom sector development. 10 companies of the Southern Federal District will be reorganized within the framework of the common Program on Reorganization:
"Volgogradelectrosvyaz"PJSC;
"KabBalktelecom" PJSC;
"Karachaevo-Cherkesskelectrosvyaz" PJSC;
"Svyazinform" PJSC, Astrakhan Region;
"Sevosetinelectrosvyaz" PJSC;
"Electrosvyaz of Adygueya Republic" PJSC;
"Electrosvyaz" PJSC, Kalmykia Republic;
"Rostovelectrosvyaz" PJSC;
"Electrosvyaz" PJSC, Stavropol Territory;
"UTK" PJSC (former "Kubanelectrosvyaz" PJSC).
The companies will be reorganized through their merger into "UTK" PJSC. The reorganization is to be completed in the forth quarter of 2002.

Besides the program of reorganization the companies plan to introduce system of time-dependent tariffing of local outgoing calls.

One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key point here is to put an end to cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to make local telephony profitable and to put an end to its subsidizing by long-distance and international telephony. Simultaneously long-distance and international telephony tariffs may be decreased. "Svyazinvest"PJSC works out new tariff policy together with Ministry of

Telecommunications and Informatics of the Russian Federation and Ministry of Anti-Monopoly Policy of the Russian Federation.
Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the united telecom companies in the Federal Districts aimed at liquidation of queues for installation of telephone sets and increase of level of network digitization.

Public Joint-stock company "Southern Telecommunications Company" was registered by the Decree of the Head of Krasnodar Administration №396 of May,20,1994 as telecom operator providing telecom services in the Krasnodar Territory.
"Southern Telecommunications Company" PJSC is a participant of the Association of telecom operators of the North Caucasus in which it enjoys rights and performs duties in accordance with the Association Charter. The Company General Director is elected the President of the Association.
The Krasnodar Territory is situated in the south of Russia's European part. It is washed by the Black Sea in the south-west, the Azov Sea and Kerchenski Channel– in the north-west. It has land borders with Rostov Region, Stavropol Territory and Karachaevo-Cherkessk Republic. Krasnodar Territory is an administrative part of the Southern Federal District. It occupies a territory of 76 thousand square kilometers. 5,058.4 million people live there including 53,4% (2,698.8 million) of them - in cities.
It is the largest resort and agroindustrial region of Russia. There are a lot of cold and thermal springs here. Large resorts such as Sochi, Anapa, Gelendzhik, Tuapse are situated in the Black Sea coast. Yeisk in the Azov Sea coast is also a health resort.
Krasnodar Territory is an important agricultural region of Russia. It is the main source of wheat production. Many minerals were founded in the entrails of Kuban: oil, gas, cement marl, iron, copper, gypsum, rock-salt. Kuban has also many mineral springs.
Annual General Shareholders' Meeting held on 30 May,2001, approved the resolution on making the amendment in the Company's Charter about renaming "Kubanelectrosvyaz" PJSC into "Southern Telecommunications Company" PJSC. This amendment was registered by the Registration Board of the Krasnodar City Administration on 28 June, 2001.

"UTK" PJSC provides its users with local, long-distance and international telephone calls, document Telecommunications, data transmission and telematic services, wired radio, cellular and paging Telecommunications, lease of channels. "UTK" PJSC is a natural monopoly in the sphere of Telecommunications in the Krasnodar Territory providing users with more than 83% of telecom services and gaining 55,1% of regional telecom market income.

The Company incorporates 32 branch establishments including 13 joint and 1 district telecommunications centers; "Kubantaxofon" providing public phone services; Center of New Technologies providing new services and implementing new technologies; Training and commercial center for Telecommunications and informatics providing systematic high-qualified training of telecommunication workers. Krasnodar motor-transport depot provides motor transport for the Company's directorate and its branches. Besides, PJSC "UTK" is a principle

shareholder in several companies such as "Armavir communication facilities plant" CJSC producing fiber-optic cables for the needs of the Krasnodar Territory and other regions of Russia, "Avtocenter-Yug"- a center of technical maintenance of "Mersedes" cars, CJSC "Health-care complex "Orbita", providing telecommunication workers with comfortable rest, CJSC "Yugsvyazstroy" realizing repair and construction works and CJSC "CMTO" engaged in trade and logistics.

Development strategy of the joint stock Company is aimed at increase of telecom services competitiveness. Priority directions are:

- *meeting solvent demands for traditional services at the expense of increasing equipped number capacity and introducing time-dependent tariffing system (SPUS);*
- *creation of united regional accounting centers;*
- *creation and maintenance of Internet nodes, connection of regional data transmission networks to Internet node;*
- *introduction of intelligent network services;*
- *broadening range of services for corporate customers from big, medium-size and small business and for individual entrepreneurs;*
- *creating subdivisions which will sell services to main clients, equipping public call offices with means of presentation, selling services to corporate users, selective advertising.*

KEY ACTIVITIES AND THEIR SHARE IN TOTAL VOLUME OF SALES

The Issuer's priority activity is rendering telecom services.
Their share in total revenues:
1999 – 87,0%
2000 – 87.9%
2001 – 95,4%
9 months of 2002 – 96,2%

Key products (services) of "Southern Telecommunications Company" PJSC, providing more than 10% of sales proceeds are rendering services of local, long-distance and international telephony to residents and enterprises of the Krasnodar Territory.

Service: long-distance and international telephony
Share in tariff income:
1999 – 60.6%
2000 – 58.4%
2001 –54,7%
9 months of 2002 – 54,7%

Service: local telephony
Share in tariff income:
1999 – 33,0%
2000 – 34,9%
2001 – 36,9%
9 months of 2002 – 37,2%

SOURCES OF PRIMARY PRODUCTS, MATERIALS, SERVICES

Sources of primary products, materials, services.

Equipment	*Main suppliers*
EWSD	*"Siemens AG" (Germany, "Iskratel"*
AXE-10	*"Ericsson" (Sweden), "Ericsson Nikola Tesla"(Croatia)*
SI-2000	*"Iskratel" (Slovenia), "IskraUralTel" (joint venture, Ekaterinburg)*

Main suppliers of transmission systems and fiber-optic cables:

- *Siemens, Germany*
- *Lucent Technologies, USA*
- *Cisco Systems, USA*

Besides foreign suppliers the Company works with all Russian manufactures of communication systems including "Armavir plant of communication facilities" with its fiber-optic cable.
The Company cooperates with all foreign suppliers on the credit basis with time for payment up to 5 years.

The Issuer's suppliers delivering more than 10% of all inventory holdings –none.
Outlook for availability of these delivery resources : stable

THE ISSUER'S MARKET

According to the registered licenses for rendering telecom services, the primary market of "Southern Telecommunications Company" PJSC is the Krasnodar Territory. Main users of telecom services are residents, enterprises and organizations of the Krasnodar Territory. Residential consumer's market share is 59%, consumer's market share of organizations is 41%.

As the activities of "Southern Telecommunications Company" PJSC are of mass nature, no one of its customers accounts for more than 10% of sales volume.

Possible negative factors that can affect the Issuer's services market:

1)decline in solvent demand level of the population of the Krasnodar Territory in case of devaluation of the ruble;
2)deterioration of financial position of enterprises and organizations of the Krasnodar Territory, that will result in growth of "UTK" PJSC's accounts receivable (accounts due from users of telecom services).
3)keen competition especially in cellular and data transmission markets.

ACTIVITY PRACTICE WITH RESPECT TO RESERVES, THE ISSUER'S POLICY ON CURRENT CAPITAL AND RESERVES

PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets.
To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.

For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.

Indices	*2000*	*2001*	*9 months of 2002*
1. Proceeds	*2.174 million rubles*	*2.597 million rubles*	*1.502 million rubles*
2. Turnover ratio of reserves	*18,6*	*16,0*	*13,8*

Calculations are made as a ratio of sales proceeds to average amount of reserves over the period.

SEASONAL NATURE OF ACTIVITIES

All the Company's activities are not of seasonal nature. But increasing long-distance and international traffic during summer months at the expense of growing number of tourists influences positively the Company's profits.

COMPETITIVE ENVIRONMENT

"Southern Telecommunications Company" PJSC operates in the Krasnodar Territory. Almost all population and major part of enterprises of the Krasnodar Territory are the Company's subscribers.
According to data base of Krasnodar Regional State Inspection Directorate on Telecommunications and Informatics in the Russian Federation of 01.01.2002 302 telecom operators entitled to render telecom services in the Krasnodar Territory are registered. 169 of them render services of local, long-distance and zonal telephony, 4 of them render cellular network services, 115 of them render telematic and data transfer services, 14 of them render paging services.
There are some limitations on solvent demand in the telecom market of the Krasnodar Territory (but no limitations on potential demand). There are no limitations of economic character (credits, tariffs, level of profitability, rate of return on capital). In 2001 total amount of telecom services, rendered by all telecom operators of the Krasnodar Territory, constituted 4,496.16 million rubles (ex VAT). During the same period "Southern Telecommunications Company" PJSC rendered telecom services amounting to 2 476.805 million rubles.
Thus, "UTK" PJSC's income share of total revenue of telecommunication sector in the Krasnodar Territory constitutes 55.1%.
At present there are about 20 Internet services providers in the Krasnodar Territory. We see high level of competition in this sphere. "UTK" PJSC's market share reaches 70.2%.
It should be noted that market of new telecom services still remains unoccupied in the Krasnodar Territory (intelligent network services, multimedia,etc.).

34. Investment declaration. Description of the Issuer's activities.

To be submitted by investment funds only

35. Plans of the Issuer's future activities.

Business perspectives of the Issuer.

Long-term strategic directions:

- *creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (VOLS);*
- *introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;*
- *integration of communication and management infrastructures with international informational and switching systems;*
- *improvement of the provided services;*
- *optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;*
- *maximization of the Company's profitability;*
- *active tariff policy;*
- *pressing marketing policy;*
- *hard control of expenditures' volume;*
- *active marketing policy;*
- *improving corporate management.*

In 2002 "UTK" PJSC plans to assimilate capital investments amounting to 904 million rubles and to put into operation fixed assets amounting to 858.9 million rubles. As a result 244.8 kilometers of fiber-optic communication lines will be constructed, 119 612 telephone numbers will be put into operation including 111 347 numbers of digital exchanges. In 2002 32 368 numbers of morally obsolete step-by-step and cross-bar PBXs will be replaced. Reconstruction of Krasnodar City Telephone Network in 2001 made it possible to introduce time-dependent tariffing of local calls. To complete this work in 2002 "UTK" PJSC plans to buy and install equipment of time dependent tariffing system.
To ensure reliable and high-quality operation of communication equipment "UTK" PJSC plans to build and to reconstruct energy supply facilities in Krasnodar, Sochi and Kalininskaya. Ring of fiber-optic lines from Ust-Labinsk to Kurganinsk, Labinsk, Armavir, Mostovskoy will be build to provide continuity of communication. Construction of multi-service network will be continued in Krasnodar to provide population with additional telecom services.

The most important source of "UTK" PJSC future income will remain its activities in rendering telecom services to subscribers: local, long-distance and international telephony, document communication and data transmission, Internet access services, additional services based on digital technologies.

"UTK" PJSC does not plan to change type of its key activity – rendering telecom services according to the licenses in force and the Company Charter.

36. Information about the Issuer's legal capital.
The Issuer's legal capital amounts to (RUR): *506 142 862.5*

The legal capital breakdown by share categories:
Ordinary shares:
Total amount(RUR): *379 606 697.25*
Share in the legal capital: *74.999911 %*
Preference shares:

Total amount (RUR): ***126 536 165.25***
Share in the legal capital: ***25.000089 %***

37. Information about the state (municipal entity) share in the Issuer's legal capital.

The legal capital's share held by state (municipal entity):
Type of property: ***federal***
Share: ***0,0007%***
Managing shareholder: ***Federal property fund of the Krasnodar Territory***

The Issuer's shares allocated to the state (municipal) property:
none

Existence of the special right of the Russian Federation, subjects of the Russian Federation, municipal bodies to participate in the Issuer's management ("golden share"):
Not provided

38. The Issuer's declared shares.

38.1
Category: ***ordinary***
Form: ***registered, book-entry***
Full name of declared shares' category/type: ***ordinary registered book-entry***
Nominal value(RUR): ***0.33***
Number: ***1 941 058 484***
Total value (RUR): ***640 549 299,72***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors***.

38.2
Category: ***preference***
Type: *A*
Form: ***registered, book-entry***
Full name of declared shares' category/type: ***preference registered book-entry type A***
Nominal value(RUR): ***0.33***
Number: ***621 442 245***
Total value (RUR): ***205 075 940,85***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors***.

39. The Issuer's material contracts and obligations:
None

40. The Issuer's obligations related to the issue of shares and securities convertible into shares:
no such obligations

41. Information about the sanctions imposed on the Issuer, court proceedings and public inquiries:

Sanctions imposed on the Issuer by courts and state governing authorities during three fiscal years prior to the reported one and in the current year:

Date of the sanction's application:*17.08.1999*
Authority that imposed the sanction: ***state fiscal inspection of the Krasnodar Region***
Cause of sanction: ***Scheduled all-round inspection of "Kubanelectrosvyaz" JSC's activities for the years 1995,1996,1997,1998 and first quarter of 1999.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***470 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***18.07.2000***
Institution that imposed the sanction: ***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***40 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***20.06.2001***
Institution that imposed the sanction: ***fiscal inspection № 3of Krasnodar***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***28 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***31.12.2001***
Institution that imposed the sanction: ***Otradnenskaya Regional Department of Social Insurance Fund***
Cause of sanction: ***According to the results of scheduled all-round inspection of Armavir Joint Communication Center***
Form of sanction: ***penalty***
Size of sanction(RUR): ***558***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***15.02.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue VAT payment***
Form of sanction: ***fine***
Size of sanction(RUR): ***2 277 809***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***3.04.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue profit tax payment***
Form of sanction: ***fine***
Size of sanction(RUR): ***210 168***
Degree of the sanction execution: ***executed***

Date of the sanction's application:*30.05.2002*
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***2 332 516***
Degree of the sanction execution: ***executed***

Date of the sanction's application:*24.06.2002*
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***100 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:*20.07.2002*
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***202 995***
Degree of the sanction execution: ***executed***

Date of the sanction's application:*16.08.2002*
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of property tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***18 603***
Degree of the sanction execution: ***executed***

Date of the sanction's application:*16.08.2002*
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***1 072 326***
Degree of the sanction execution: ***executed***

Description of all the ongoing or completed in the reported quarter legal actions which are likely to substantially affect the Issuer's activity:

There were no legal proceedings which may substantially affect the Issuer's business.

Brief description of grounds for all the ongoing or completed in the reported quarter public inquiries of the Issuer conducted by state authorities as well as of audits of the Issuer carried out at the request of its shareholders (participants):

Since September 16, 2002 Audit consulting group "Audit Alyans" has been performing an audit of the Company's activity for the first half of the year 2002.

42. Material facts (events, actions) over the reported period.

Date of the fact (event): *July, 10 2002*
Code: *0900062A10072002*

Profit before taxation for the first quarter of 2002: - 1 095 172 thousand rubles
Profit before taxation for the second quarter of 2002: - 79 570 thousand rubles
Absolute profit reduction in the second quarter as compared to the first one constituted 1 015 602 thousand rubles or 92.73%
Profit reduction in the second quarter as compared to the first quarter is caused by the fact that selling a 24%-stake of "Kuban GSM" CJSC shares increased the Company's profit before taxation in 1 quarter 2002 by the sum of sales profit amounting to 1043616000 rubles.

Date of the fact (event, action): *9.08.2002*
Code of the fact (event, action): *0100062A09082002*

The Company's governing body that was changed: Administrative Board
Powers of the following member of the Administrative Board were terminated:
1. *Sadokhina Anna Mikhailovna. Share in "UTK" PJSC's legal capital: 0.11%*

Date of the change: 09 August 2002.
The issuer's authorized body which adopted the resolution dealing with this change: Board of Directors (Protocol №6 of 9 August 2002).

Date of the fact (event, action): *19.07.2002*
Code of the fact (event, action): *0300062A19072002*

Shareholder: "ING Bank (Euroasia) ZAO (Closed Joint-Stock Company)" – nominal holder
Location: 31, Krasnaya Presnya St., Moscow, 123022
Postal address: 31, Krasnaya Presnya St., Moscow, 123022
Share in the legal capital before change: 8.9313%
Share in the legal capital after change: 10.1236%
Date of change: 19 July 2002

43. Reorganization of the Issuer, its subsidiaries & related companies.
The Company is reorganized through merger of nine telecom companies of the Southern Federal District:
"Volgogradelectrosvyaz" PJSC;
"KabBalktelecom" PJSC;
"Karachaevo-Cherkesskelectrosvyaz" PJSC;
"Svyazinform" PJSC, Astrakhan Region;
"Sevosetinelectrosvyaz" PJSC;
"Electrosvyaz of Adygeia Republic" PJSC;
"Electrosvyaz" PJSC, Kalmykia Republic;
"Rostovelectrosvyaz" PJSC;

"Electrosvyaz" PJSC, Stavropol Territory
into "Southern Telecommunications Company" PJSC.
Agreements on merger of telecom operators of the Southern Federal District into "UTK" PJSC were approved by "UTK" PJSC Extraordinary General Shareholders' Meeting (Minutes № 11 of December 21, 2001) and Extraordinary General Shareholders' Meetings of the merging companies.
Reorganization is aimed at increase of the amalgamated company's share capital value at the expense of merger of economic and production activities of ten joint stock companies into single juridical person. Benefits of the reorganization are the following:

- *financial and economic aspects;*
- *investment attractiveness and securities' market.*

When the reorganization is completed, the single regional entity with principal office in Krasnodar will operate in the territory of the Southern Federal District providing its customers with full range of telecom services such as local, long-distance and international telephony, document communication, telematic services, wired radio, wireless radio communication.
Pursuant to the Order of FKCB of Russia №1012/r of August 15, 2002 state registration of securities' issue was recorded. The issued securities are to be placed by conversion during the reorganization by merge of telecom operators of the Southern Federal District into "UTK" PJSC.

44. Additional material information on the Issuer.

Extraordinary General Shareholders' Meeting approved the resolution on the Company's reorganization through merger of several telecom companies of the Southern Federal District into it.

In item 19.1.3. read next:
The shareholder's charter capital share: 25% -2

In item 25.1.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.2.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.3.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.4.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.5.2. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.6.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.7.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

The following Company's subsidiaries do not perform financial and economic activity:

1. *"Electrosvyaz of Adygeya Republic"*
2. *"Svyazinform"Astrakhan Regio*
3. *"Volgogradelectrosvyaz"*
4. *"KabBalktelecom"*
5. *"Electrosvyaz" Kalmykia Republic*
6. *"Karachaevo-Cherkesskelectrosvyaz"*
7. *"Rostovelectrosvyaz"*
8. *"Sevosetinelectrosvyaz"*
9. *"Electrosvyaz" Stavropol Territory*
10. *""Kubanelectrosvyaz"*

These subsidiaries were established to transfer to them the activities of the merged companies after their liquidation.

B. Information on the Issuer's economic and financial activities

45. Annual accounting reports for the last three fiscal years

Not required for the reported period.

46. The Issuer's financial statements for the quarter under review

See Annex.

47. Events resulting in an increasing or reduction in the Issuer's assets in the reported quarter by more than 10 %.

Date of the fact (event, action): *October 10, 2002*
Description:
Assets value at 01.10.2002 is 5 270 194 thousand rubles
Assets value at 01.07.2002 is 4 763 627 thousand rubles.
Absolute increase of assets value constituted 506 567 thousand rubles or 10.6%.
Growth of assets value is caused by increasing volume of capital investments in the third quarter of 2002.

Absolute change of the Issuer's assets value at the end of the reported period as compared to the assets value at the end of the quarter preceding the reported one: ***506 567 000 rubles***

The Issuer's assets value at the date of ending of the quarter preceding the reported one: ***4 763 627 000 rubles***

The Issuer's assets value at the date of ending of the reported quarter: ***5 270 194 000 rubles***

48. Events resulting in an increase in the Issuer's net profits (losses) in the reported quarter by more than 20% as compared to the preceding one:

Availability of such event (events): ***October 10, 2002***

Description: ***Profit before taxation for 3 quarter of 2002 is 156 687 000 rubles.***
Profit before taxation for 2 quarter of 2002 is 79 570 thousand rubles
Absolute change of profit constituted 77 117 thousand rubles or 96.9%.
Profit growth is caused by increase of long-distance and international traffic in the third quarter as compared to the second one.

Absolute change of the Issuer's profits (losses) at the date of ending of the reported quarter as compared to the profits (losses) at the date of ending of the quarter preceding the reported one: ***77 117 000 rubles***

The Issuer's profits (losses) for the quarter preceding the reported one: ***79 570 000 rubles***

The Issuer's profits (losses) for the reported quarter: ***156 687 000 rubles***

49. Information about the formation and allocation of reserve and other special funds of the Issuer.
Reserve fund as at the end of the reported period: 63 260 000 rubles
Allocations to the reserve fund in the reported period: 160 000 rubles
Resources of the reserve fund used in the reported period: 0 rubles

SOCIAL FUND
Social fund as at the end of the reported period:0 rubles
Allocations to the social fund in the reported period:0 rubles
Resources of the social fund used in the reported period: 0 rubles

50. The Issuer's transactions in the reported quarter exceeding 10 % of the Issuer's assets as of the end of the preceding quarter.

No such transactions over the reported period

51. Information about allocation of funds raised by the Issuer through placement of the issued securities.

No funds allocated.

52. Borrowed funds raised by the Issuer and its subsidiaries in the quarter under review.

Borrowed funds received by the Issuer at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Repaid (RUR)	Demand balance at the end of the reported period(RUR)
Long-term bank credits	170 000 000	-	20 000 000	150 000 000
Including not paid back at maturity	-	-	-	-
Other long-term loans	348 411 000	-	31 723 000	316 688 000
Including not paid back at maturity	-	-		
Short-term bank credits	182 497 000	137 503 000	-	320 000 000
Including not paid back at maturity				
Bank loans to employees				
Including not paid back at maturity				
Other short-time loans				
Including not paid back at maturity				

53. Accounts receivable and payable of the Issuer and its subsidiaries during the reported quarter.

Information about the amount of the Issuer's accounts receivable and payable at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Repaid (RUR)	Demand balance at the end of the reported period (RUR)
1)Accounts receivable:				
Short-term	195 525 000	2 036 086 000	2 015 764 000	215 847 000
Including overdue	37 422 000	-	647 000	36 775 000
Including over 3 months in arrears	19 944 000	1 946 000	-	21 890 000
In particular on/for:				
Long-term	2 441 000	-	366 000	2 075 000
Including overdue	1 217 000	-	28 000	1 189 000
Including over 3 months in arrears	1 217 000	-	28 000	1 189 000

In particular on/for:				
2)Accounts payable:				
Short-term	421 486 000	6 663 161 000	6 539 485 000	545 162 000
Including overdue	10 605 000	3 802 000	-	14 407 000
Including over 3 months in arrears	3 016 000	2 311 000	-	705 000
Including on:				
Long-term	332 878 000	434 430 000	450 902 000	316 406 000
Including overdue	31 930 000	-	31 930 000	-
Including over 3 months in arrears	3 658 000		3 658 000	-
Including on:				
Securities:				
Provided to the Issuer:				
Including by third parties				
Including on:				
Securities:				
Provided by the Issuer				
Including to third parties				
In particular provided on:				
3) Bill transactions:				
Drawn bills				
Including overdue				
In particular on:				
Accepted bills				
Including overdue				
In particular on:				

54. The Issuer's financial investments.

Information about the Issuer's financial investments as at the end of the reported quarter:

Description	**Investments rate as at the end of the reported quarter(RUR)**		
	Short-term (less than 1 year)	**Long-term (over 1 year)**	**Total**
Investments in the sovereign issued securities	-	-	-
Investments in the securities issued by the subjects of the Russian Federation	-	-	-
Investments in the municipal securities	-	-	-
Investments in shares, contribution fees, unit funds of other organizations	-	2 814 000	2 814 000
Investments in bonds and other debt securities	-	-	-

Other loans granted	-	10 000 000	10 000 000
Investments in the Issuer's subsidiaries		302 696 000	302 696 000
Investments in the Issuer's affiliates	-	332 000	332 000

Financial investments in the companies liquidated pursuant to the applicable law of the Russian Federation

Name of the company	**Date of liquidation**	**Decision-making authority**	**Rate of investments (RUR)**
			-
Total			-

Financial investments into companies declared bankrupt pursuant to the applicable law of the Russian Federation

Name of the company	**Date of liquidation**	**Decision-making authority**	**Rate of investments (RUR)**
			-
Total			-

Total Issuer's assets rate as at the end of the reported quarter (RUR)	

Financial investments in the companies exceeding 10 % of the Issuer's assets as at the date of ending of the reported quarter

Name of the company	**Amount of investments (RUR)**	**Percentage of the assets**
	-	
Total	-	

55. Other material information on the Issuer's economic and financial activity:

none

C. Information about the Issuer's securities

56. Information about the Issuer's shares.

Number of issue: *1*
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***1 000 rubles***

Total number of the issued securities: ***298 310***
Total volume of the issue: ***298 310 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
State registration authority: ***Financial organs***

Mode of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually placed shares according to the registered issue report: ***298 310***

Information about state registration of the report on the issue's results:
Date of registration: *22.04.1997*
State registration authority: ***Financial organs***

Restrictions in respect of circulation of the issued shares (if any) :
The issue is cancelled

Market information on the issued shares:
The issue is cancelled

Additional material information on the issued shares:
Prices are given as before denomination

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***140 713***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***

Registration number: ***18-1n-1031***
State registration authority: ***Financial organs***

Mode of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***

Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered issue report: ***140 713***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
State registration authority: ***Financial organs***

Restrictions in respect of circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional material information about the issued shares:
Prices are given as before denomination

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type B***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***123 827***
Total volume of the issue: ***123 827 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
State registration authority: ***Financial organs***

Mode of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***All the shares are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***123 827***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
State registration authority: ***Financial organs***

Restrictions in circulation of the issued shares (if any) :

The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional material information about the issued shares:
Prices are given as before denomination

Number of issue: *2*
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***422 137 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
State registration authority: ***Financial organs***

Mode of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***
Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:*22.04.1997*
State registration authority: ***Financial bodies***

Restrictions in respect of circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional material information about the issued shares:
Prices are given as before denomination

Number of issue: *2*
Category: ***preference***
Type of shares : ***preference of type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration:*31.03.1995*
Registration number: ***18-1n-1031***
State registration authority: ***Financial organs***

Mode of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered issue report: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:*22.04.1997*
State registration authority: ***Financial organs***

Restrictions in respect of circulation of the issued shares (if any) :
All the shares of the issue are cancelled
Market information about the issued shares:
All the shares of the issue are cancelled

Additional material information about the issued shares:
Prices are given as before denomination

Number of issue: ***3***
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***35. 97 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***379 606 697 250***

Information about the issue's state registration:
Date of registration:*22.04.1997*
Registration number: ***18-1-1807***
State registration authority: ***Financial organs***

Mode of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
All the shares of the issue are cancelled

Market information about the issued shares:
Prices are given as after the denomination. Before the denomination a share's par value constituted 35 970 rubles.

Additional material information about the issued shares:
none

Number of issue: ***3***
Category: ***preference***
Type of shares:
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***35. 97***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration:*22.04.1997*
Registration number: ***18-1-1808***
State registration authority: ***Financial organs***

Mode of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered issue report: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
All the shares of the issue are cancelled

Market information about the issued shares:
All the shares of the issue are cancelled

Additional material information about the issued shares:
Prices are given as after the denomination. Before the denomination a share's par value constituted 35 970 rubles.

Number of issue: ***4***
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***1 150 323 325***
Total volume of the issue: ***379 606 697. 25***

Information about the issue's state registration:
Date of registration:***27.12.2001***
Registration number: ***1-04-00062-A***
State registration authority: ***FKCB of Russia***

Mode of placement: ***conversion***
Period of placement: ***from 21.01 2002 till 21.01.2002***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered issue report: ***1 150 323 325***

Information about state registration of the report on the issue's results:
Date of registration:***26.02.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS"
Off-board securities' market
ADR-1 representing common stock – OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional material information about the issued shares:
none

Number of issue: ***4***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***383 442 925***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration:***27.12.2001***
Registration number: ***2-04-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***conversion***
Period of placement: ***from 21.01 2002 till 21.01.2002***
Current state of the issue: ***placement is completed***

Number of actually registered shares according to the registered issue report: ***383 442 925***

Information about state registration of the report on the issue's results:
Date of registration:*26.02.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS"
Off-board securities' market

Additional material information about the issued shares:
none

57. Information on the Issuer's bonds.

Issue of bonds didn't take place

D. Other information about the Issuer's securities.

58,59,60. Rights attached to the Issuer's shares. Dividends on the Issuer's share .
58.1

Category of shares: ***ordinary***
Form of shares: ***registered book-entry***
Full name of the shares' category/type: ***ordinary registered book-entry shares***
Rights of a shareholder of this category: ***Each ordinary share grants the shareholder – its owner -the equal scope of rights. Each ordinary shareholder shall be entitled:***

1. ***to take part in General Shareholders' Meeting pursuant to the current legislation of the Russian Federation;***
2. ***to receive dividends according to the order determined by the current Russian legislation and the present Charter in case the Company announces their payment;***
3. ***to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;***
4. ***to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;***
5. ***to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.***

6. *to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;*
7. *to alienate the shares held by him without consent of the Company and other shareholders;*
8. *to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;*
9. *to demand redemption by the Company of all or part of shares held by him in cases and in order stipulated by the current legislation of the Russian Federation;*
10. *to sell his shares to the Company in case the Company decided to buy them;*
11. *to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;*
12. *to transmit his rights or part of rights to his authorized proxy (proxies);*

Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).

Any shareholder or group of shareholders that owns 1% or more of the Company's placed ordinary shares is/are entitled to bring suits against a member of the Company's Board of Directors, individual executive body, member of the collective executive body as well as managing organization or manager demanding indemnification of expense which may arise out of any act or failure to act of the aforementioned persons.

Shareholders that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.

Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Administrative Board's meetings and to obtain copies of the aforesaid documents.

Shareholders – holders of the Company's ordinary shares are granted other rights as stipulated by the current legislation of the Russian Federation, other legal documents and the present Charter.

Dividends for shares of this category (type):
Period : ***1998***
One share dividend (RUR) : ***0.6***
Total amount of dividends for shares of this type (category) (RUR) : ***6 332 055***
Total amount of dividends actually paid on the shares of this category (type) (RUR): ***6 332 055***

Period : ***1999***
One share dividend (RUR) : ***1.94***
Total amount of dividends for shares of this type (category) (RUR) : ***20 473 664***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***20 473 664***

Period : ***2000***
One share dividend (RUR) : ***2.94***
Total amount of dividends for shares of this type (category) (RUR) : ***31 027 070***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***22 156 573***

Period : ***2001***
One share dividend (RUR) : ***0.18908***
Total amount of dividends for shares of this type (category) (RUR) : ***217 492 829.43***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***13 129 106***

Size of dividend , date of payment of which does not start (RUR): ***0***

58.2
Category of shares: ***preferred***
Type of shares : *A*
Form of shares: ***registered book-entry***
Full name of the shares' category/type: ***preferred registered book-entry Type A***
Rights of a shareholder of this category (type):

1. ***Each preferred Type A share shall grant its holder equal scope of rights.***

2. *Holders of preference Type A shares shall be entitled to receive annual fixed dividend except for the cases specified by the present Charter. The total amount to be paid as dividend on each of preference Type A share is set to be 10% of the net profit of the Company in the last fiscal year divided by the number of shares accounting for 25% of the charter capital of the company. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preference Type A share, the latter shall be increased up to the amount of dividend paid on the ordinary shares.*
3. *The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right if the issues of reorganization or liquidation of the Company are to be resolved or if the Meeting shall decide on introduction of amendments and additions to the Charter of the Company restricting the rights of holders of this type of shares including determination or increase of the dividend amount, and/or determination or increase of the liquidation amount to be paid on the preference Type A shares to the previous party; as well as on granting shareholders-owners of other types of preferred shares preferential rights in the order of dividend payment and/or liquidation value of shares.*
   Shareholders – holders of the preference Type A shares shall be entitled in case of the liquidation of the Company to receive the nominal value of the shares.
4. *The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right on all issues within its authority, starting from the annual General Shareholders' Meeting following the Meeting at which a resolution to pay dividend on this type of preferred shares was not passed, or a resolution to pay incomplete dividend amount on this type of preferred shares was passed. The right of shareholders – holders of the preference Type A shares to vote at the General Shareholders' Meeting shall be terminated as of the moment of the first payment of dividend made on the preference Type A shares in full.*
5. *The shareholders – holders of the preference Type A shares have the same rights as specified by Articles 7.2.2, 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11, 7.2.12 of the present Charter for ordinary shareholders. These rights are also granted to the shareholders – holders of the preference Type A shares if these shares are not voting ones.*
6. *The shareholders – holders of the preference Type A shares have the rights specified by Articles 7.3,7.6, 7.7, 7.8, 7,9 of the present Charter if preference Type A shares have voting right on all issues within the authority of a General Shareholders' Meeting.*
7. *The shareholders – holders of the preference Type A shares are entitled to demand redemption of all or part of shares, held by them, by the Company in cases and in order stipulated by the effective legislation of the Russian Federation.*
8. *The holders of the preference Type A shares that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.*

9. ***Shareholders – holders of the Company's preferred Type A shares are granted other rights as stipulated by the effective legislation of the Russian Federation, other legal documents and the present Charter.***

Dividends on the shares of this category (type):
Period : ***1998***
One share dividend (RUR) :***3***
Total amount of dividends under shares of this type (category) (RUR) : ***10 553 475***
Total amount of dividends actually paid under shares of this category (type) (RUR): ***10 553 475***

Period : ***1999***
One share dividend (RUR) : ***8.32***
Total amount of dividends under shares of this type (category) (RUR) : ***29 268 304***
Total amount of dividends actually paid under shares of this category (type) (RUR): ***29 268 304***

Period : ***2000***
One share dividend (RUR) : ***11.06***
Total amount of dividends under shares of this type (category) (RUR) : ***38 907 145***
Total amount of dividends actually paid under shares of this category (type) (RUR): ***18 648 830***
Period : ***2001***
One share dividend (RUR) : ***0.18908***
Total amount of dividends under shares of this type (category) (RUR) : ***72 497 266.32***
Total amount of dividends actually paid under shares of this category (type) (RUR): ***10 718 744***

Size of dividends, date of payment under which does not start (RUR): ***0***

61. Restrictions in respect of the securities' circulation.

See items 56 and 57

62. Other material information on the Issuer's securities.

No such information

APPENDIX

Accounting records
for nine months of the year 2002

Balance sheet of "Southern Telecommunications Company" Public Joint Stock Company

ACCOUNTING POLICY

1. *Accounting recording of the company is carried out by the Company's accounts department headed by a chief accountant.*
2. *Accounting recording in the Company is automatized and carried out by means of common accounting software "Buhuchot".*
3. *Accounting recording in the Company and its subsidiaries is carried out using journal &order form and accounting registers approved in the centralized order with indication of numbers and names of accounting books, orders, turnovers and demand balances according to accounts of analytic accounting.*
4. *Financial documents of the Company can be signed by the Company's general director, the first deputy general director, chief accountant, deputy chief accountant; financial documents of a Company's subsidiary can be signed by its general director, deputy director, chief accountant, deputy chief accountant,*
5. *Inventory is made up regarding all the Company's property irrespective of its location and all kinds of liabilities. Inventory is drawn by standing inventory commissions established in the Company's directorate and subsidiaries' administrations.*
6. *Depreciation sum of the Company's intangible assets is calculated monthly according to standards calculated by the company on the basis of time of their effective usage. If it is impossible to determine time of effective usage of some intangible assets, then this time is specified on the basis of twenty years' timing.*
7. *Fixed assets are taken on balance at their acquisition cost determined in accordance with Regulations on accounting records "fixed assets' accounting (PBU 6/01)", approved by the Decree of the Ministry of Finance of the Russian Federation № 26n of 30.03.2001. Depreciation of the Company's fixed assets is carried out using line method on the basis of acquisition cost or current (reestablished) cost (in case of reappraisal) and rate of depreciation calculated depending on time of their effective usage.*
8. *Formation of inventories' actual cost in the Company's accounting records is carried out using accounts 15 and 16. Inventories in accounts 10 and 41 are recorded at their accounting costs. At the end of the reporting month accumulated in account 16 deviations are debited to costs depending on their type pro rata value of expended inventories. Finished commodity is recorded at its actual cost of production without using account 40.*
9. *Amounts in the Company's cash, bank accounts, currency papers, short-term securities, settlements with natural and juridical persons, means of special purpose financing received from budget or foreign investors as technical or other type of assistance under the concluded agreements, expressed in foreign currency, should be re-calculated in rubles by rate of exchange of Central Bank of the Russian Federation at the date of operation performance and also at the date of making monthly accounting records.*
10. *Increase of the Company's economic benefits from fixed assets' proceeds (cash, other property) and (or) redemption of credits resulting in the Company's capital growth with the exception of the participants'*

contributions can be considered the Company's income. Profits different from income of regular activities can be considered other profits.

11. *Decrease of the Company's economic benefits from fixed assets' retirements (cash, other property) and (or) new liabilities resulting in the Company's capital reduction with the exception of the contributions' reduction, approved by the participants, can be considered the Company's costs. Costs of regular activities are recorded in sums calculated in cash equal to payments in cash or other form or value of accounts payable. In order to make such records the Company's regular activities are divided into profile and non-profile. Costs different from expenditures of regular activities can be considered other costs.*
12. *Costs of profile regular activities are recorded in account 30 "Main production processes" and 31 "Auxiliary production processes". Costs of non-profile activities are recorded in account 23 "Auxiliary production" and 29 "Service production".*
13. *Costs made in the reporting period but referred to future accounting periods are indicated in account 97 "Deferred costs". Deferred costs should be written off at the expense of appropriate covering reserves during the period they refer to. If it is impossible to find out the period of writing-off the made costs, this period is determined by a special commission and approved by the general director.*
14. *The Company transfers long-term liabilities to short-term liabilities when the main sum of a loan or credit is to be paid off in 365 days under the terms of the agreement. Additional costs connected with taking credits and placement of obligations are included in the balance sheet of the period when they were made.*
15. *The company does not form funds at the expense of profit left at its disposal with the exception of cases when the formation of such fund are stipulated by the legislation or by the Company constitutive documents (reserve fund). In this case their formation and usage are determined by resolutions approved by a General Shareholders' Meeting.*
16. *The Directorate calculates taxes and other compulsory payments to federal budget and to budgets of other levels of the Company as a whole. It also calculates taxes to be paid to each budget of each level with the exception of income tax of natural persons and consolidated social tax calculated and kept by subsidiaries and their structural subdivisions.*
17. *For taxation purposes sales proceeds are determined in the following way:*

- when determining taxation base of profit tax sales proceeds are calculated by the method of charging (accounting);

- when determining taxation base of VAT, road-transport and other taxes sales proceeds are calculated by the method " on paying".

BALANCE SHEET

As at 30 September 2002
Company: **Public Joint Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

ASSETS	Line code	Opening balance	Closing balance
1	2	3	4
1. LONG-TERM ASSETS			
Intangible assets (04, 05)	110	1 984	1 706
patents, licenses, trademarks and other similar rights and assets	111	1 984	1 706
establishment expenses	112		
business rating	113		
Fixed assets (01,02,03)	120	3 171 128	3 682 474
land and natural resources	121		
Property, plant and equipment	122	2 182 605	2 372 628
Incomplete construction (07,08,16, 61)	130	170 974	657 227
Income yielding property investment (03)	135		
Property for leasing	136		
Property to be provided under hire contracts	137		
Long-term financial investments (06, 82)	140	318 195	315 842
investment in subsidiaries	141	305 049	302 696
investments in affiliates	142	332	332
investments in other companies	143	2 814	2 814
loans granted to companies for a term of over 12 months	144	10 000	10 000
other long-term financial investments	145		
Other non-current assets	150		
TOTAL on section 1	190	3 662 281	4 657 249
2. CURRENT ASSETS			
Inventories and expenses	210	144 493	204 359
raw materials, auxiliary and other similar assets (10,12,13, 16)	211	107 805	170 765
cattle (11)	212	1	1
Expenses on unfinished production(20,21,23,29,30,36,44)	213		
finished products and merchandise(16, 40,41)	214	7 209	8 915
Shipped products (45)	215		
prepaid expenses (31)	216	29 478	24 678
other inventories and expenses	217		
VAT on acquired tangibles (19)	220	40 383	155 013
Accounts receivable(with payments expected not later than 12 months after the reporting date)	230	2 441	2 075
buyers and customers(62,76,82)	231		
notes receivable(62)	232		
Debts of subsidiaries and affiliates (78)	233		
advance payments(61)	234		
Other receivables	235	2 441	2 075
Accounts receivable(with payments expected within 12 months after the reporting date)	240	195 525	215 847

buyers and customers(62,76,82)	241	115 200	131 127
notes receivable(62)	242		
Debts of subsidiaries and affiliates (78)	243	1 333	11 579
Overdue unpaid contributions of shareholders (founders) into the Charter capital (75)	244		
advance payments(61)	245	1 330	39 415
other receivables	246	77 662	33 726
Short-term financial investments (56,58,82)	250		1 951
Loans granted to organizations for a term less than 12 months	251		1 871
The company's shares repurchased from shareholders	252		80
other short-term financial investments	253		
Cash and cash equivalents	260	35 092	33 700
cash funds(50)	261	1 884	2 208
Accounts current (51)	262	28 071	23 405
currency accounts (52)	263	76	80
Other cash resources (55,56,57)	264	5 061	8 007
Other current assets	270		
TOTAL for section 2	290	417 934	612 945
BALANCE (sum of the lines 190+290)	399	4 080 215	5 270 194

EQUITY AND LIABILITY	**Line code**	**At the beginning of the reported period**	**At the end of the reported period**
1	2	3	4
3. CAPITAL AND RESERVES			
Charter (legal) capital (85)	410	506 143	506 143
Additional capital (87)	420	1 406 091	1 345 725
Reserves (86)	430	47 260	63 260
Reserves allocated pursuant to effective legislation	431	47 260	63 260
Reserves formed according to founding documents	432		
Social fund (88)	440		
Special purpose financing and funds (96)	450		
Retained profit of past years (88)	460	816 450	564 805
Uncovered losses of the past years(88)	465		
Retained profit of the reported year (88)	470		987 931
Uncovered losses of the reported year (88)	475		
TOTAL for section 3	490	2 775 944	3 467 864
4. LONG-TERM LIABILITIES			
Loans and credits (92,95)	510	185 533	150 282
bank credits to be repaid in over 12 months from the reporting date	511	170 000	150 000
other long-term loans	512	15 533	282
Other long-term liabilities	520	332 878	316 406
TOTAL for section 4	590	518 411	466 688
5. SHORT-TERM LIABILITIES			
Loans and credits (90,94)	610	182 497	320 000
bank credits with maturity within 12 months after the reporting date	611	182 497	320 000
other loans to be repaid within 12 months after the reporting date	612		
Accounts payable	620	421 486	545 162
suppliers and contractors (60,76)	621	178 979	294 941

notes payable(60)	622		
debt to subsidiaries and affiliates (78)	623	16 896	27 260
wages to employees(70)	624	40 585	39 936
Debt to state non-budget funds (69)	625	24 630	19 043
debt to budget (68)	626	84 095	57 390
advance payments received (64)	627	63 765	67 049
other payables	628	12 596	39 543
Overdue income payments to shareholders (founders) (75)	630	41 259	287 493
Deferred income (83)	640	140 618	182 987
Provision for future expenses and payments(89)	650		
Other short-term liabilities	660		
TOTAL for section 5	690	785 860	1 335 642
BALANCE (sum of the lines 490+590+690)	700	4 080 215	5 270 194

SUMMARY TANGIBLE ITEMS RECORDED IN THE BOOK_ENTRIES OF ACCOUNTS NOT SPECIFIED IN THE BALANCE SHEET

Description	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	47 830	47 830
including leasing	911	29 186	29 186
Goods and other tangibles in custody (002)	920	261	222
Goods accepted on commission (004)	930		
Debt of insolvent debtors written off as losses (007)	940	15 254	18 969
Security/collateral of liabilities and payments, received (008)	950		
Security/collateral of liabilities and payments, received given (009)	960	985 390	1 134 435
Depreciation of housing facilities (014)	970	177	85
Depreciation of external buildings/land improvement and other similar facilities (015)	980		
Forms of reporting under strict control and accountability	990	38 929	25 004

PROFIT AND LOSS STATEMENT

For 9 months of 2002
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	Line-code	For the reported period	For the same period of the previous year
1	2	3	4
1. Revenues and expenses of ordinary activity			
Net revenues from sales (with the exception of VAT, excises and other mandatory payments)	010	2 408 849	1 877 216
Including sales of communication services	011	2 318 471	1 794 277
Cost price of goods , services sold	020	1 870 357	1 378 689
Including costs of communication services	021	1 796 006	1 302 128
Gross profit	029	538 492	498 527
Selling expenses	030		
General and administrative expenses	040		
Profit (loss) from sales (lines 010-020-030-040)	050	538 492	498 527
2. Operating income and expenses			
Interest receivable	060	1 358	8
Interest payable	070	26 886	36 997
Income from participation in other organizations	080	592	7 011
Other operating income	090	1 110 936	53 102
Other operating expenses	100	156 444	88 129
3. Non-operating income and expenses			
non-sales income	120	29 371	15 658
non-sales expenses	130	165 990	71 050
Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130)	140	1 331 429	378 130
Profit tax and other similar mandatory payments	150	325 221	100 235
Operating profit (loss)	160	1 006 208	277 895
4. Extraordinary income and expenses			
Extraordinary income	170	62	
Emergency expenses	180	18 339	703
Net profit (retained profit (loss) of the reported period) (lines 160+170+180))	190	987 931	277 192

EXPLANATION OF SOME INCOME AND LOSS ITEMS

Description	Line code	For the reported period		For the same period of the last year	
		income	loss	income	loss
1	2	3	4	5	6
Fines, late payment charges and claims amounts either accepted or for recovery of which a court ruling (an arbitration court ruling) was handed out	210	2 821	268	333	237
Profit (loss) of past years	220	17 377	23 306	4 239	3 143
Indemnity of losses incurred due to non-performance or improper performance of duties	230	422	213	279	11
Foreign currency translation adjustments	240	962	16 377	5 842	16 457
Reduction of inventory cost as at the end of the reported period	250				
Written-off accounts receivable and payable for recovery of which law suits cannot be filed due to expiry of the limitation	260	4	1 648	996	1 147

Other information on accounting records for nine months of the year 2002

No such information